UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[X] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

[ ] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

     For the fiscal year ended ________________________

or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

     For the transition period from _________________ to __________________

     Commission file number ________________

                           TOURNIGAN GOLD CORPORATION
                           --------------------------
             (Exact name of registrant as specified in its charter)

                                  Yukon, Canada
                                  -------------
                 (Jurisdiction of incorporation or organization)

                        Suite 520, 800 West Pender Street
                                  Vancouver, BC
                                 Canada V6C 2V6
                                 --------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None
                                      ----
                                (Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                        Common Shares, Without Par Value
                        --------------------------------
                                (Title of Class)

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Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act:

                                      None
                                      ----
                                (Title of Class)

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report.

                            29,048,058 Common Shares
                            ------------------------

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ ] No [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X] Item 18 [ ]


                                          Table of Contents

     Item 1.      Identity Of Directors, Senior Management And Advisers.............................1
         A.       Directors And Senior Management...................................................1
         B.       Advisers..........................................................................2
         C.       Auditors..........................................................................2
     Item 2.      Offer Statistics And Expected Timetable...........................................2
     Item 3.      Key Information...................................................................3
         A.       Selected Financial Data...........................................................3
Calendar Year Ended December 31.....................................................................4
         B.       Capitalization And Indebtedness...................................................5
         C.       Reasons For The Offer And Use Of Proceeds.........................................5
         D.       Risk Factors......................................................................5
     Item 4.      Information on the Company.......................................................10
         A.       History and Development of the Company...........................................10
         B.       Business Overview................................................................12
         C.       Organizational Structure.........................................................26
         D.       Property, Plant and Equipment....................................................26
     Item 5.      Operating And Financial Review And Prospects.....................................26
         A.       Operating Results................................................................26
         B.       Liquidity And Capital Resources..................................................30
         C.       Research And Development, Patents And Licenses, Etc..............................31
         D.       Trend Information................................................................31
         E.       Off-Balance Sheet Arrangements...................................................31
         F.       Tabular Disclosure Of Contractual Obligations....................................31
         G.       Safe Harbor......................................................................31
     Item 6.      Directors, Senior Management And Employees.......................................32
         A.       Directors And Senior Management..................................................32
         B.       Compensation.....................................................................35
         C.       Board Practices..................................................................40
         D.       Employees........................................................................40
         E.       Share Ownership..................................................................41
     Item 7.      Major Shareholders And Related Party Transactions................................42
         A.       Major Shareholders...............................................................42
         B.       Related Party Transactions.......................................................42
         C.       Interests Of Experts And Counsel.................................................43
     Item 8.      Financial Information............................................................44
         A.       Consolidated Statements And Other Financial Information..........................44
         B.       Significant Changes..............................................................44
     Item 9.      The Offer and Listing............................................................44
         A.       Offer and Listing Details........................................................44
         B.       Plan of Distribution.............................................................46
         C.       Markets..........................................................................46
         D.       Selling shareholders.............................................................46
         E.       Dilution.........................................................................46
         F.       Expenses of the Issue............................................................47

                                                  i
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     Item 10.     Additional Information...........................................................47
         A.       Share Capital....................................................................47
         B.       Memorandum and Articles of Association...........................................48
         C.       Material Contracts...............................................................51
         D.       Exchange Controls................................................................51
         E.       Taxation  [To be reviewed by Canadian counsel.]..................................52
         F.       Dividends And Paying Agents......................................................53
         G.       Statement By Experts.............................................................53
         H.       Documents On Display.............................................................54
         I.       Subsidiary Information...........................................................54
     Item 11.     Quantitative And Qualitative Disclosures About Market Risk.......................54
     Item 12.     Description Of Securities Other Than Equity Securities...........................54
     Item 13.     Defaults, Dividend Arrearages And Delinquencies..................................55
     Item 14.     Material Modifications To The Rights Of Security Holders And Use Of Proceeds.....55
     Item 15.     Controls And Procedures..........................................................55
         A.       Disclosure Controls And Procedures...............................................55
         B.       Management's Annual Report On Internal Control Over Financial Reporting..........55
         C.       Attestation Report of Registered Public Accounting Firm..........................55
         D.       Changes In Internal Controls Over Financial Reporting............................55
     Item 16.     Reserved.........................................................................55
     Item 16A.    Audit Committee Financial Expert.................................................55
     Item 16B.    Code Of Ethics...................................................................55
     Item 16C.    Principal Accountant Fees And Services...........................................55
     Item 16D.    Exemptions From The Listing Standards For Audit Committees.......................55
     Item 17.     Financial Statements.............................................................56
     Item 18.     Financial Statements.............................................................57
     Item 19.     Exhibits.........................................................................57
SIGNATURES.........................................................................................58
CERTIFICATION......................................................................................58





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

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Some, but not all, forward-looking statements can be identified by the use of words such as "anticipate," "believe," "plan," "estimate," "expect," and "intend," statements that an action or event "may," "might," "could," "should," or "will" be taken or occur, or other similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant's common share price and volume; and tax consequences to U.S. Shareholders. Additional information concerning these and other factors that could affect the operations or financial results of the Registrant are included in this document under "Item 3--Key Information--D. Risk Factors".

                               METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

 To Convert From Metric           To Imperial                Multiply By
 ----------------------           -----------                -----------
       hectares                   acres                         2.471
       meters                     feet                          3.281
       kilometers                 miles                         0.621
       tonnes                     tons (2000 pounds)            1.102

Item 1. Identity Of Directors, Senior Management And Advisers

A.   Directors And Senior Management


       Name/Function                     Business Address
       -------------                     ----------------

Hein Poulus                              Stikeman Elliot LLP
Chairman and Director                    666 Burrard Street, Suite 1700
                                         Vancouver, B.C.
                                         Canada V6C 2X8

Damien E. Reynolds                       800 West Pender Street, Suite 520
President, CEO and Director              Vancouver, B.C.
                                         Canada V6C 2V6

       Name/Function                     Business Address
       -------------                     ----------------

Michael Hopley                           800 West Pender Street, Suite 520
Chief Operating Officer and Director     Vancouver, B.C.
                                         Canada V6C 2V6

S. Paul Simpson, LLB                     Armstrong Simpson
Corporate Secretary                      Barristers and Solicitors
                                         777 Hornby Street, Suite 2080
                                         Vancouver, B.C.
                                         Canada V6Z 1S4

Peter Bojtos                             2582 Taft Court
Director                                 Lakewood, CO  80215
                                         USA

David Montgomery                         Mecom UK Management Ltd.
Director                                 15 Collingham Gardens
                                         London, England  SW1 OHS

Ron Shorr                                7 E. 75th Street
Director                                 New York, NY  10021
                                         USA

Yale Simpson                             Exeter Resource Corporation
Director                                 750 West Pender Street, Suite 1760
                                         Vancouver, B.C.
                                         Canada V6C 2T8

Garry Stock                              800 West Pender Street, Suite 520
Executive Vice President                 Vancouver, B.C.
                                         Canada V6C 2V6

B.   Advisers

     Not applicable.

C.   Auditors

     The auditors for each of the preceding three years have been Bedford Curry & Co., Chartered Accountants, 801-1281 West Georgia Street, Vancouver, B.C., Canada V6E 357. Bedford Curry & Co. is a member of the Institute of Chartered Accountants of British Columbia, and each of Messrs. Bedford and Curry are members of the Canadian Institute of Chartered Accountants.

Item 2. Offer Statistics And Expected Timetable

     Not applicable.

Item 3. Key Information

A.   Selected Financial Data

     The following table summarizes selected consolidated financial data for the Registrant (stated in Canadian dollars) prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). The information in the table was extracted or derived from the more detailed audited consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading Item 5--Operating and Financial Review and Prospects. Reference is made to discussion below for the material differences between Canadian GAAP and US GAAP, and their effects on the Registrant's financial statements.

     To date, the Registrant has not generated any cash flow from operations to fund ongoing operational requirements and cash commitments. The Registrant has financed its operations principally through the sale of its equity securities, and reimbursement of prior expenditures. The Registrant currently requires additional equity financing or debt funding to maintain operations at its current level of activity; the Registrant's ability to continue operations will be dependent on its ability to obtain additional financing. For particulars, see
Item 4--Information On The Company--Business Overview and Item 5--Operating and Financial Review and Prospects--Liquidity and Capital Resources.

                                       Nine Months
                                        Ended May
                                        31, 2003       Year Ended      Year Ended      Year Ended      Year Ended      Year Ended
                                       (Unaudited)    Aug. 31, 2002   Aug. 31, 2001   Aug. 31, 2000   Aug. 31, 1999   Aug. 31, 1998
                                      ------------    -------------   -------------   -------------   -------------   -------------
Statement Of Operations And Deficit
Expenses                              $   (617,890)       (186,967)       (165,015)       (147,215)       (385,465)       (833,365)
Write-down of mineral properties                 0            --              (128)           --       (12,120,692)     (1,405,596)
(Loss)/gain on disposition of
  equipment                                      0            --            42,120            --        (1,364,671)           --
Provision for loss on note
  receivable                                     0            --        (1,102,500)           --              --              --
Other income (expense)                     (92,181)         84,774         (41,077)        (29,986)         58,634          18,086
Net loss                                   710,071         102,193       1,266,600         117,201      13,812,194       2,220,875
Loss per share                        $      (0.09)   $      (0.03)   $      (0.47)   $      (0.01)   $      (0.64)   $      (0.14)

                                       Nine Months
                                        Ended May
                                        31, 2003       Year Ended      Year Ended      Year Ended      Year Ended      Year Ended
                                       (Unaudited)    Aug. 31, 2002   Aug. 31, 2001   Aug. 31, 2000   Aug. 31, 1999   Aug. 31, 1998
                                      ------------    -------------   -------------   -------------   -------------   -------------

Mineral properties                    $    436,538           8,809            --               128             128      12,349,402
Other assets (liabilities)                 431,970        (201,658)       (527,021)        494,502         671,703       1,716,031
Total assets (liabilities)                 868,508        (192,849)       (527,021)        494,630         671,831      14,065,433
Share capital                           29,328,757      27,557,329      27,120,964      26,876,015      26,876,015      26,457,423
Deficit                                (28,460,249)    (27,750,178)    (27,647,985)    (26,381,385)    (26,204,184)    (12,391,990)
Shareholders' equity (deficiency)          868,508        (192,849)       (527,021)        494,630         671,831      14,065,433
Weighted average shares outstanding      7,452,509       3,624,533       2,694,340      25,106,203      20,739,101      15,057,831

     The Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States. Canadian accounting principles provide for the deferral of exploration expenditures until such time as the property is

                                       3

put into production or the properties are disposed of through sale or otherwise.
Under United States accounting principles, all exploration costs are expensed until such time as management determines that a commercially feasible project exists. Under U.S. GAAP, available-for-sale securities are recorded at fair value and unrealized gains and losses are recorded as a separate component of shareholders' equity. Under Canadian GAAP, investments in long-term marketable securities are not written down to fair value unless the impairment is considered permanent. U.S. GAAP provides for write-downs for impairment on the carrying value of mineral properties and deferred exploration expenditures to be on a discounted cash flow basis. Under Canadian GAAP, impairment write-downs on the carrying value of mineral properties and deferred exploration expenditures are made on a non-discounted cash flow basis. U.S. GAAP provides for investments in uncontrolled subsidiaries to be accounted for using the equity method, whereas Canadian GAAP provides for investments in jointly controlled subsidiaries to be accounted for using proportionate consolidation. Under an accommodation of the U.S. Securities and Exchange Commission, accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. Had the Company followed U.S. GAAP, certain selected financial data items would have been reported as follows:

                                     Nine Months
                                      Ended May
                                      31, 2003      Year Ended      Year Ended      Year Ended      Year Ended      Year Ended
                                     (Unaudited)   Aug. 31, 2002   Aug. 31, 2001   Aug. 31, 2000   Aug. 31, 1999   Aug. 31, 1998
                                    ------------   -------------   -------------   -------------   -------------   -------------

Write-down of mineral properties           --             --              --              --              --              --
Exploration expense                    (427,729)         8,809            --               128         496,531       2,906,787
Net loss                              1,137,800        111,002       1,266,600         177,201       2,188,033       3,722,066
Loss per share                       $     0.15     $     0.03      $     0.47      $     0.01      $     0.11      $     0.25

Mineral properties                         --             --              --              --              --              --
Shareholders' equity (deficiency)       431,970       (201,658)       (527,021)        494,502         671,703       1,716,031

     In this Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. The following table sets out the exchange rate for the conversion of Canadian dollars (CDN$) into United States dollars (US$) in effect for each of the following periods, and the average exchange rates
(based on the average of the exchange rates on the last day of each month) and the high and low exchange rates for each of the previous six months:

                                     Calendar Year Ended December 31
                           ---------------------------------------------------
                            2002      2001       2000        1999        1998
Average for Period         0.6369    0.6446     0.6726      0.6745      0.6715


                                                Month Ended
                   ----------------------------------------------------------------------
                   September 30,   August 31,   July 31,   June 30,   May 31,   April 30,
                       2003           2003        2003        2003     2003        2003
                       ----           ----        ----        ----     ----        ----
High for Period       0.7423         0.7228      0.7483      0.7495   0.7437      0.6976
Low for Period        0.7206         0.7093      0.7084      0.7268   0.7031      0.6736


                                        4

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on September 30, 2003 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was 0.7405.

     The information set forth in this Form 20-F is as at September 30, 2003 unless an earlier or later date is indicated.

B.   Capitalization And Indebthedness

     Not applicable

C.   Reasons For The Offer And Use Of Proceeds

     Not applicable.

D.   Risk Factors

     An investment in the Common Shares of the Registrant should be considered to be highly speculative due to the nature of the Registrant's business, the Registrant's continuing need for further financing, the present early stage of its projects and the risks inherent in the exploration, discovery, development, construction, commissioning of metal mines and the processing and the sale of gold and associated metal projects.

     Some of the risks associated with an investment in the Common Shares of the Registrant include, but are not limited to, the following:

     Property Exploration. Despite the review of available information on both the Northern Ireland and El Salvador Projects, or the recently acquired Slovakia Project, there can be no representation that the potential for resources referred to are present, or are present in commercial quantities until the Company completes further work programs. There can be no representation that, even if substantial mineralization is discovered and a feasibility study is completed, financing can be arranged for further development of any of the properties.

     All of the properties in which the Company has a direct or indirect interest, or an interest via a joint venture arrangement are exploration projects and are without a known body of commercial ore. Development of the Company's mineral properties depends on satisfactory exploration results. Mineral exploration and development involves a high degree of risk and very few of the many properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will primarily be related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the Company's control.

     Development Risks. The Registrant has no operating history in the mining and processing of gold and has no current production facilities. The Registrant has not previously financed, constructed and managed an integrated mine/refinery facility. As such, the Registrant's ability to meet and maintain production, timing and cost estimates for any of its projects, when and if they reach that stage, cannot be assured. The Registrant must discover substantial mineable mineralization and then complete feasibility studies for each project before it can determine whether it can economically proceed with each project and accordingly, there can be no assurance that the Registrant will operate profitably, or at all, in the future. There can be no assurance that the results of such exploration projects and then feasibility studies will indicate that the Registrant should continue development of any of the projects. Even in the event that the results of such feasibility studies are positive, there can be no assurance that the Registrant will be able to successfully finance any of the projects. Technical considerations, delays in obtaining government regulatory and environmental approvals, the inability to obtain financing or other factors could cause delays in developing the projects. Such delays could materially adversely affect the financial performance of the Registrant.

     There can be no assurance that the Registrant's future testwork would successfully identify all potential problems with the technology that would be used to operate its current project, and if it does not the Registrant's financial performance could be materially adversely affected. While the process technology that is likely to be employed at the Registrant's current exploration projects is fairly well established, there can be no assurance that the Registrant's implementation of that process technology will be completely successful (or that the process will prove appropriate for the geology of the project site), which could materially adversely affect the Registrant.

     Additional Financing Requirements. The Registrant's operations currently do not provide any cash flow. In the past, the Registrant has relied on sales of equity securities to meet its cash requirements. There can be no assurance that future operations will provide cash flow sufficient to satisfy operational requirements and cash commitments, or that additional equity financing will be available on terms acceptable to the Registrant, or at all.

     The Registrant presently does not have sufficient financial resources to maintain its current level of programs for its next fiscal year. Recent acquisitions or changes in the scope of the Registrant's operations will require additional funding. The Registrant's operational budget is based in part on estimates provided by independent contractors. In the past, these estimates have proven to be less than amounts ultimately paid by the Registrant, largely resulting from changes in the project. Failure of the Registrant to obtain additional financing, if and as required, on a timely basis could delay some or all of the Registrant's projects.

     Construction of any of the projects will require that the Registrant raise substantial project financing. The Registrant has not previously completed financing of a development project and a financing of this magnitude will be dependent on a large number of factors beyond the Registrant's control, including the state of financial and equity markets, interest rates, currency exchange rates among Canada, the U.S., the Slovak Republic and Northern Ireland, commodity prices for gold and silver, energy prices and other factors. Failure by the Registrant to finance any of the projects could materially adversely affect the Registrant's future financial performance.

     Operational Risks. The business of mining and processing is generally subject to certain types of risks and hazards, including fires, power outages, labor disruptions, the inability to obtain suitable or adequate land, machinery, equipment, or labor, environmental hazards, industrial accidents, unusual or unexpected rock formations, cave-ins, flooding, finished product losses, theft, periodic interruptions due to inclement or hazardous weather conditions and political risk. Such risks could result in damage to, destruction of or expropriation of mineral properties or production facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Projects may also be affected by risks of fluctuations in exchange rates and inflation. No assurance can be given that insurance to cover these risks will be available at economically feasible premiums. Insurance against environmental risks (including potential for pollution or other hazards as a result of the disposal of waste products occurring from production) is not generally available to the Registrant or to other companies within the industry. To the extent that the Registrant is subject to environmental liabilities, the payment of such liabilities would reduce or exhaust the funds available to the Registrant. Should the Registrant be unable to fund fully the cost of remedying an environmental problem, the Registrant might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

     Fluctuations in Metals Prices. The mining industry in general is intensely competitive and there is no assurance that, even with commercial quantities of mineral deposits discovered, a profitable market will exist for the sale of the metals produced. Factors beyond the control of the Registrant may affect the marketability of any substances discovered. The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Registrant, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any metal will be such that the Registrant's properties can be mined at a profit.

     The Registrant does not currently hedge any of its proposed future production, but may do so in the future.

     Uncertainty of Title. Third parties may dispute the Registrant's rights to its mining and other interests. While the Registrant has conducted preliminary title investigations with respect to all its property interests and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title.

     Potential project sites in Northern Ireland, El Salvador and Slovakia may be subject to dispute, prior unregistered claims, or native land claims and ultimate transfer to the Registrant may be affected by undetected defects. Such claims or defects could materially adversely affect one or more of the projects and the Registrant's financial performance.

     Foreign Countries and Regulatory Requirements. The current or future operations of the Registrant, including development activities and commencement of production on its properties, require permits from various foreign, federal, state and local government authorities and such operations are and will be governed by existing and possible future laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Permitting for the commencement of mining operations on any of the properties in which the Registrant has an interest will require substantial further processing by government agencies; however, the Registrant does not anticipate being in a position to apply for any of the required permits to commence operations on its properties until the second quarter of calendar year 2004 at the earliest. The Registrant's management does not expect that any of its properties will have progressed to completion of a feasibility study prior to such time, and the Registrant would not commence operations on any property until a feasibility study has been prepared on that property.

     The Registrant believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the Registrant may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Registrant might undertake.

     Political Risk and Lack of Political Risk Insurance. The Registrant is exposed to political risk as it has projects in areas which may be subject to unstable political situations. The Registrant has not applied for political risk insurance through the Canadian Export Development Corporation.

     Environmental Factors. While the Registrant has reviewed the existing environmental legislation of each country in which it has a project, these assessments are preliminary. The Registrant's projects are at an early stage and hence require substantially more work. They will be required to meet World Bank standards or regulations of the local governments, whichever is more stringent. Therefore, existing and possible future environmental legislation, regulations and actions in Northern Ireland, El Salvador and/or the Slovak Republic could cause additional expense, capital expenditures, restrictions and delays in the Registrant's activities undertaken in connection with the projects. The continued conduct of each of the Registrant's projects depends, to a large extent, on the obtaining and maintaining of environmental approvals and there is no assurance that such approvals will be granted when requested. Delays in the granting of such approvals and/or changes in environmental legislation and regulations could materially adversely affect the Registrant's operations and financial performance.

     Infrastructure Issues. The Projects will require various infrastructure upgrades, such as additional electric power. The Registrant's Projects in Northern Ireland and Slovakia require the acquisition of neighboring properties to achieve production. Delays in infrastructure upgrades or the requirement for the Registrant to finance such upgrades, or undue difficulty in acquiring neighboring properties, may materially adversely affect the Registrant's Projects and overall financial performance.

     Reliance on Key Personnel. The Registrant is heavily dependent upon the expertise of certain of its key officers. The loss of the services of one or more of these individuals could have a material adverse effect on the Registrant. The Registrant's ability to recruit and retain highly qualified management personnel is critical to its success. There can be no assurance that the Registrant will be successful in attracting and retaining skilled and experienced management; and, if it is unable to do so, there would be a material adverse affect on the Registrant's financial performance.

     Conflicts of Interest. Certain directors, officers or promoters of the Registrant are directors, officers, significant shareholders or promoters of other publicly listed companies. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties for the Registrant. In the event that such a conflict of interest arises at a meeting of the directors of the Registrant, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In the appropriate cases, the Registrant will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Other than as indicated, the Registrant has no other procedures or mechanisms to deal with conflicts of interest.

     Absence of Dividends. The Registrant has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future. There can be no assurance that the Registrant's Board of Directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Registrant's Common Shares in the foreseeable future, if at all.

     Currency Fluctuation. The Registrant maintains its banking accounts mostly in Canadian dollars. The Registrant's office in Canada (using Canadian dollars) and proposed operations in Northern Ireland (using British pounds), Slovakia (using Slovak korunas) and in El Salvador (using colones) and the proposed sale of metals which are priced in U.S. dollars subject the Company to foreign currency fluctuations and such fluctuations may materially affect the Registrant's financial position and results from operations. The Registrant does not currently engage in hedging activities.

     Competition. The Registrant competes with other development companies which have similar operations, and many such competitor companies have operations and financial resources and industry experience far greater than those of the Registrant. Nevertheless, the market for the Registrant's potential future production of gold tends to be commodity-oriented rather than company-oriented. If it successfully reaches commercial production, the Registrant will still be subject to competition from much larger and financially stronger competitors and such competition may materially adversely affect the Registrant's financial performance.

     Dilution. The Registrant may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key employees options to purchase the Registrant's Common Shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to or at a discount of up to 25% of market prices at times when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of shareholders of the Registrant will be subject to additional dilution.

     The Registrant is currently without a source of revenue and will most likely be required to issue additional shares to finance its operations and, depending on the outcome of any feasibility studies, may also issue substantial additional shares to finance the construction of any or all of its projects. As a result of any such future issuances, the interests of existing shareholders of the Registrant will be subject to additional dilution.

     Volatility of Common Share Price and Volume. The Registrant's Common Shares are listed for trading on the TSX Venture Exchange (symbol: "TVC") and on the Berlin-Bremen and Frankfurt German Stock Exchanges (symbol: "TGP"). Shareholders of the Registrant may be unable to sell significant quantities of the Common Shares into the public trading markets without a significant reduction in the price of the shares, if at all. Furthermore, there can be no assurance that the Registrant will continue to be able to meet the listing requirements of the exchanges or achieve listing on any other public trading exchange. The market price of the Common Shares may be affected significantly by factors such as deterioration in the Registrant's operating results, the completion or delay of a positive feasibility study, the achievement or delay of environmental permitting, the availability of construction financing, fluctuations in the price of gold, the interest of investors, traders and others in small exploration stage public companies such as the Registrant and general market conditions. In recent years the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization exploration companies similar to the Registrant, have experienced wide fluctuations which have not necessarily been related to the operating performances, underlying asset values or future prospects of such companies. There can be no assurance that future fluctuations in the price of the Registrant's shares will not occur.

Item 4. Information on the Company

A.   History and Development of the Company

     Tournigan Gold Corporation (the "Company" or the "Registrant"), is a public company listed on the TSX Venture Exchange under the symbol "TVC" and on the Frankfurt and Berlin-Bremen Stock Exchanges under the symbol "TGP." The Company was incorporated pursuant to the laws of the Province of British Columbia on November 10, 1966 under the name Tournigan Mining Exploration Ltd. On April 22, 1992, the Company's name was changed to International Tournigan Corporation and its authorized capital increased to 50,000,000 common shares without par value. The Company's authorized capital was increased to 100,000,000 common shares without par value effective February 16, 1998.

     On January 25, 2002, shares of Tournigan Ventures Corporation (the previous name of the Company) were cease traded for failure to file comparative audited financial statements for the year ended August 31, 2001. Those statements were filed subsequently and the cease trade order was lifted on May 21, 2002. Only Damien Reynolds and Hein Poulus were directors of the Company at that time.

     In conjunction with the continuation of its incorporating jurisdiction from British Columbia to Yukon, Canada, the Company changed its name to Tournigan Gold Corporation on December 3, 2002. At that time, the Articles of Continuance altered the authorized share capital from 100,000,000 common shares without par value to an unlimited number of common shares. As at October 30, 2003, there were 29,048,058 common shares outstanding. The head office of the Company is located at Suite 520, 800 West Pender Street, Vancouver, B.C. Canada V6C 2V6. The address of the registered office of the Company is c/o Campion MacDonald, Suite 200, 204 Lambert St., Whitehorse, Yukon, Canada Y1A 3T2.

     The Company wrote off its foreign mineral properties in 1999, and abandoned its foreign subsidiaries during the year ended August 31, 2002. Since then, the Company has created one subsidiary and acquired another. The Company incorporated a wholly owned subsidiary in Northern Ireland, called Dalradian Gold Limited, with its registered office at 52 Main Street, Gortin, Omagh, County Tyrone, Northern Ireland BT79 8PH. With the completion this year of the acquisition of Kremnica Gold a.s., referred to below as holder of the Kremnica Gold Project, the Company has another wholly owned subsidiary, incorporated in the Slovak Republic, with its registered office located at Horna 51, 974 00 Banska Bystrica, Slovak Republic.

     The Company has always operated as a mineral exploration and development company. During the year ended August 31, 1999, the Company wrote off its mineral property investments in West Africa and Mali. (These investments were originally made during the period 1995 to 1997). During 2000, the Company ceased all mineral exploration activity while it began a restructuring, which continued until June 2002, and included a ten-for-one share consolidation and a name change. Undertaken in 2002 was an initial $100,000 financing, a change of management, updates for regulatory compliance, and a subsequent $661,500 financing to enable the Company to source new mineral exploration properties. The Company raised a total of $771,500 equity financing during that restructuring period.

     In April 2003, the Company completed an offering of securities in Canada pursuant to a brokered Short Form Offering Document of 5,000,000 Units at a price of $0.25 per Unit for gross proceeds of $1,250,000. Each Unit consists of one Common Share and one transferable Share Purchase Warrant. Two warrants are exercisable to purchase one Common Share at a price of $0.40 for a one-year period until April 12, 2004. An Agent's commission of 7% was paid, resulting in net proceeds of $1,162,500. The Agent also received 150,000 Common Shares as a corporate finance fee and 750,000 non-transferable Agents' Warrants, entitling the Agent to purchase 750,000 Common Shares at a price of $0.25 for a one-year period until April 12, 2004. The purpose of the offering was to raise funds to explore the Company's gold projects in Northern Ireland.

     In July 2003, the Company closed on a bridge debt facility with Quest Investment Corp. ("Quest") to facilitate the acquisition of the Kremnica Gold Project in the Slovak Republic. Quest advanced $550,000 to Tournigan towards the purchase of Kremnica GOLD a.s. Repayment was due by December 31, 2003 and the facility accrued interest at 12% per annum. The facility was repaid in October 2003. Tournigan issued 250,000 shares to Quest as consideration and welcomed Michael Atkinson, Vice President of Quest, to Tournigan's Board of Directors. Mr Atkinson resigned from the Board on October 23, 2003 following repayment of the Quest Loan.

     In October 2003, the Company raised a total of $2.7 million in a partially brokered private placement of 10,695,000 units at $0.25 per unit outside the U.S. Each unit consists of one common share and one-half non-transferable share purchase warrant. A share purchase warrant is exercisable to purchase one common share at $0.30 until December 31, 2004. A significant amount of this placement is funded by two UK-based institutional investment funds. Agents assisting on the brokered portion received a cash commission of 7% as well as such amount of agent's warrants as is equal to 10% of the units sold, priced at $0.30 per share, exercisable until December 31, 2004. Proceeds will be used in large part to continue exploration and development work on the Company's gold projects in Northern Ireland. Phase one drilling is well underway. The bridge loan from Quest Capital, undertaken to acquire the Kremnica Gold Project in the Slovak Republic, has also been repaid in full from the placement proceeds. This gives Tournigan an unencumbered 100% interest in the Kremnica Gold Project, and the Company has retained consultants to update their 1998 conceptual study for the most explored part of the project.

B.   Business Overview

     Currently, the Company owns Kremnica Gold a.s., a gold property holding company in the Slovak Republic, holding the Kremnica Gold Project. The Company holds option interests over gold prospects in Northern Ireland and El Salvador, as well as applications for exploration/prospecting licenses in Northern Ireland and the Republic of Ireland. The Company also holds several mineral claims in good standing in British Columbia. The Company's ability to continue operations is dependent upon the continued financial support of its shareholders, other investors and lenders, together with the successful exploration and eventual development of the Company's interests in mineral properties. All of the Registrant's significant projects are located outside North America. None are currently in production, and to date the Registrant has not earned any operating revenues.

     The most significant of the Company's properties are described below:

[GRAPHIC OMITTED]

                 Location Map of Northern Ireland Projects, U.K.

I.   Curraghinalt And Tyrone Gold Projects, Northern Ireland

     Introduction

     On November 7, 2002, the Company entered into a Letter Agreement ("Strongbow Agreement") with Strongbow Resources Inc. ("Strongbow") to acquire up to a 100% interest in two exploration projects in County Tyrone. The Strongbow Agreement was replaced on February 5, 2003 by two formal option agreements governing the two areas of Curraghinalt and Tyrone, within the Strongbow lands.

     Under the Option Agreement governing the Curraghinalt project ("Curraghinalt"), the Company can earn a 51% interest in Curraghinalt by incurring $2,000,000 in exploration costs during the first three years, including $250,000 (already expended) in the first year. If these initial exploration cost thresholds are not met, the Option Agreement terminates without the Company's earning any interest. If the 51% interest is earned by the Company, Strongbow may elect to maintain its 49% interest by paying its share of future costs. In the absence of Strongbow's election, the Company can earn a 60% interest by incurring additional exploration and development expenditures of $2,000,000 in the first five years. The Company can earn an additional 15% interest by completing a feasibility study within seven years, for a total interest of 75%. Finally, the Company can acquire the remaining 25% interest from Strongbow upon completion of the feasibility study by issuing common shares to Strongbow based on a 90 day trading average, on terms to be set out in the Joint Venture to be formed once the Company earns a 75% interest.

     Under the Option Agreement governing the Tyrone project ("Tyrone"), the Company can earn a 50% interest in Tyrone by incurring $1,500,000 in exploration costs during the first three years, including $200,000 (already expended) in the first year, which must include 1,000 meters of drilling (already expended) within six months of signing the Agreement. If these initial exploration cost thresholds are not met, the Option Agreement terminates without the Company's earning any interest. If the Company earns a 50% interest, Strongbow may elect to maintain its 50% interest by paying its share of future costs. In the absence of Strongbow's election, the Company can earn a 60% interest by incurring additional exploration and development expenditures of $1,500,000 in the first five years. The Company can earn an additional 15% interest by completing a feasibility study within seven years, for a total interest of 75%. Finally, the Company can acquire the remaining 25% interest from Strongbow upon completion of the feasibility study by issuing shares to Strongbow based on a 90 day trading average, on terms to be set out in the Joint Venture to be formed once the Company earns a 75% interest.

Property Description And Location

     Major portions of the following disclosure has been prepared based on a report prepared by an outside consultant.

     The Curraghinalt and Tyrone Gold Projects are comprised of two adjacent exploration concessions covering an area of 346 square kilometers just east of the Omagh project, with the Curraghinalt deposit centered nine kilometers east of the town of Gortin, County Tyrone. The Curraghinalt and Tyrone Gold Projects were acquired by the Company as an option the particulars of which are set out under "General Business of the Company - Northern Ireland Properties" above.

Accessibility, Climate, Infrastructure, And Physiography

     The climate is typical of Ireland, with generally cool summers and relatively wet winters. It is expected that rainfall would average 1200 millimeters a year, with the prevailing wind direction 10 degrees between south and west at speeds averaging 8-10 knots. Temperatures generally remain above freezing; snowfall is not common. Climatic conditions would not impede year-round mining activity. Infrastructure includes numerous small supply centers in the surrounding region, the largest of which is Omagh. These centers would be able to provide most of the general residential and small business infrastructure necessary for a mining operation. Power is readily available and there is abundant water, with no serious issues in regards to transportation. The terrain in this part of Northern Ireland is hilly, with much of the area mantled by glacial deposits and peat. In places, the overburden depth on the property may reach several tens of meters, but in general the cover is somewhat thinner. Total relief in the area is approximately 450 meters, ranging from an elevation of about 100 meters above mean sea level in the major river valleys to elevations in excess of 550 meters in the highest hills along the northern edge of the property. This northern edge represents the southern flank of the Sperrin Mountains which range to 678 meters in elevation.

History

     Approximately $15 million was spent by two companies - Ennex International PLC and Ulster Minerals Limited - on the land package owned by Strongbow. As a result, there is a voluminous amount of information on the property. Much of the early prospecting work was carried out through stream sediment sampling, boulder mapping, geophysics, Pionjar sampling, trenching and eventually drilling in specific areas. A sum of 211 holes have been drilled totaling 17,783 meters. Most of this has been on 5 veins that are collectively called the Curraghinalt in the central part of the property.

     In the late 1980s, to test these veins from the point of view of mining, 412 meters of crosscut adit, 225 meters of drifting on two separate veins and 60 meters of raise were completed. Due to the then present concerns about the use of explosives in Northern Ireland, the work was completed using mechanical equipment only. This exercise was used to compare the results of underground bulk sampling compared to reserve estimates made from drilling results.

Regional Geological Setting

     Documented and prospective gold mineralization in western Northern Ireland is primarily associated with Middle to Upper Dalradian Assemblage metasedimentary rocks. The Dalradian Assemblage is a sequence of greenschist facies metamorphosed, polydeformed sedimentary and lesser volcanic rocks that were deposited during the late Proterozoic to early Paleozoic (Cambrian) in an island arc subduction zone environment along the axis of the proto-Caledonian orogenic belt. Deformation of the Dalradian rocks occurred during closing of the proto-Atlantic Iapetus Ocean and subsequent continent-continent collision in the Middle Ordovician, producing the Caledonian orogeny. The Caledonian orogenic belt extends east from Galway and Donegal in the Republic of Ireland, through Northern Ireland, the Southern Highlands of Scotland, the Shetland Islands, and across the North Sea to Scandinavia. This belt also extends west across the Atlantic Ocean and is continuous with the Appalachian orogenic belt in North America, which itself extends continually south from Newfoundland and Labrador to Georgia and Alabama in the southeastern United States.

     The Tyrone Volcanic Group is a package of greenschist facies metamorphosed, polydeformed volcanic submarine and subaerial volcanic flows, volcaniclastics, and intercalated cherts and shales that were deposited during the Ordovician in an island arc environment above the Caledonian subduction zone. The volcanic-sedimentary sequence is intruded by a series of intermediate porphyritic and calc-alkaline granitic intrusions. In general, the Tyrone Group Volcanics grades from mafic (basic) in the southeast to felsic (acid) in the northwest. Tyrone Volcanic Group island arc - subduction zone related volcanism occurred during the closing of the Iapetus Ocean and initiation of the Caledonian orogenic event, probably in middle to late Ordovician time. As with the Dalradian metasediments, deformation and metamorphism also occurred during the Caledonian orogenic event.

     Historically documented gold mineralization at Curraghinalt on the Tyrone licences is associated with mesothermal quartz-sulphide vein systems hosted by Upper Dalradian Mullaghcarn Formation schists. Possible stratabound gold-silver-basemetal (leadzinc) "sedex" type mineralization has also been identified in the Mullaghcarn schist at the Glenlark prospect in the northern Tyrone license.

     Upper Dalradian Mullaghcarn metasedimentary schists underlie most of the northern Tyrone license (license #UM 12/96) to the north and Middle Ordovician metavolcanic rocks of the Tyrone Volcanic Group underlie most of the southern Tyrone license (license #UM 11/96) to the south. The Dalradian Mullaghcarn schists are disconformably separated from the Ordovician Tyrone Volcanic Group by the northeast striking, northwest dipping Omagh Thrust Fault, along which the older Dalradian rocks were thrust from the northwest over the younger Tyrone Volcanic Group during the Caledonian orogeny.

     Previous exploration in Tyrone Volcanic Group rocks produced stream sediment and soil anomalies for gold and silver and the base metals copper, lead, and zinc. Reconnaissance drilling also produced scattered intersections of thin, weak copper, lead, zinc, and gold-silver anomalies in volcanic massive sulphide ("VMS") environments and copper-gold anomalies in intermediate porphyry occurrences. Tyrone Volcanic Group rocks within the southern Tyrone license have potential for volcanic hosted poly-metallic "VMS" type deposits and/or rhyolite flow-dome hosted (quartz stockwork - silicified breccia) gold mineralization (Cashel Rock prospect), as well as limited potential for copper-gold porphyry deposits.

     The Tyrone Volcanic Group can be roughly correlated with similar volcanic sequences in the Appalachian Mountains, Quebec, New Brunswick, Newfoundland, and the Scandinavian Caledonides. Similar aged rocks in all four areas formed in analogous subduction zone - island arc environments and contain significant VMS deposits. Some base metal occurrences in the Tyrone Volcanic Group exhibit similar geological settings and styles of mineralization to VMS and sediment hosted (sedex) base metal deposits of the Bathurst mining district in New Brunswick.

     Dalradian metasedimentary rocks are well represented in County Donegal in the Republic of Ireland, in Northern Ireland, and in central Scotland. Rocks of similar age (late Proterozoic to early- to mid- Cambrian) and composition to the Dalradian occur on the Great Northern and Baie Verte peninsulas of Newfoundland in a setting analogous to that of the Dalradian in Northern Ireland.

Local Geology And Mineralization

     Most of the northern license is underlain by three Upper Dalradian Formations which are, from southeast to northwest and young to old, the Mullaghcarn Formation, the Glengawna Formation, and the Glenelly Formation. These three Dalradian Formations comprise a sequence of polydeformed, upper greenschist facies metasedimentary schists. This Dalradian sequence is interpreted at Curraghinalt to occur on the inverted, gently to moderately northwest dipping limb of a major southeast verging overturned tight to isoclinal fold. This overturned fold is referred to as the Sperrins Overfold or the Sperrins Nappe. The Sperrins Nappe is rooted on the Omagh Thrust Fault along which the folded Dalradian sequence has been emplaced on top of the underlying younger Ordovician Tyrone Volcanic Group sequence. At least three periods of deformation are locally recognized in the folded Dalradian schists.

     At least seven sub-parallel quartz-sulphide-gold veins have been discovered within the Mullaghcarn Formation of Dalradian schists. The local Mullaghcarn Formation host rocks consist of a sequenced of metamorphosed psammites and pelites, and combinations of both. Some of the pelites are distinctly chloritic to graphitic. The vein sets form a west-northwest trending swarm that has been trench and drill tested and traced intermittently along strike for approximately 2 kilometers. They are apparently controlled by high angle east-west striking shear zones that dextrally offset the veins. Northeast trending normal faults and shallow thrust faults cross cut and offset individual veins in places. The veins are sub-parallel, discordant to host rock stratification and dip 50(0) and 80(degree) to the north. They are irregular and pinch-and-swell, bifurcate and anastomose along strike and up and down dip. Individual veins are typically 100 to 500 meters along strike and have been explored to no more than 160 meters down dip. The veins are predominately quartz with minor carbonates. Locally abundant sulphide minerals are mostly pyrite with lesser chalcopyrite and sulfosalts tetrahedrite-tennantite. Trace galena, sphalerite, molybdenite, and several telluride minerals have been identified as well. There is a strong correlation between gold and bismuth, suggesting a gold-bismuth compound or gold associated with bismuthinite. There is a large variation in the amount of sulphide content of individual veins.

     The southern license area is underlain by a complex assemblage of Middle Ordovician age felsic and intermediate volcanic, volcanoclastic and associated sedimentary rocks that have been intruded by felsic intrusive rocks, including intermediate porphyries and calk-alkaline granites. This volcanic package is referred to as the Tyrone Volcanic Group and was formed in an island arc environment near the western margin of the Iapetus Ocean as it was closing the early Paleozoic.

     Previous exploration by Ennex and to a lesser extent Navigator/Strongbow identified numerous precious metal and base metal occurrences in the Tyrone Volcanic Group. Specific prospects include; 1) the Crosh, Broughderg, and Tullybrick gold exhalative occurrences, 2) gold in quartz veins at Mountfield,
3) gold in silicified rhyolite breccia at Cashel Rock, 4) copper-gold porphyry occurrences at Cashel and Formil, 5) various copper-gold-silver-lead-zinc VMS occurrences at Cashel Bridge, Greencastle, Carnanransy, Slieve Gallion and, Crouck. Of these occurrences the VMS base metal and rhyolite breccia hosted gold deposits are considered the most prospective.

     As the veins at Curraghinalt vary in width from about 0.8 meters to 2.5 meters previous operators have made various estimates of the mineralization at Curraghinalt using a minimum mining width of 1.25 meters. No reserves have yet been defined on the property.

Exploration And Development Potential

     In many cases the veins of the Curraghinalt area are open along strike and down-dip. In addition, there are numerous exploration results (stream sediment samples, ore grade boulders, etc.) in the area and property-wide that need to be followed up with further mapping, trenching and drilling.

     Analyses of fluid inclusions in the veins at Curraghinalt has resulted in classifying the veins as mesothermal in origin. This classification suggests that the veins have potential for extending to great depths and that the depth potential of the Curraghinalt veins has not yet been fully tested as the veins have only been drill tested to approximately 160 meters depth from surface.

     There are indications that the Curraghinalt vein system could have a longer strike extension than the approximately 1 kilometer that has been defined to date. At a location called Golan Burn approximately 5 kilometers to the west of Curraghinalt gold mineralization in veins have been discovered by previous operators by both trenching and drilling. Also, approximately 1 to 1.5 kilometers to the east of Curraghinalt large amounts of gold mineralized float has been discovered in the burn in the Alworries area.

     The Glenlark prospect is a mineral occurrence located in the north part of the license along the contact between the Mullaghcarn and Glengawna Formations. Known mineralization has been described as a stratabound gold-silver-lead-zinc sulphide mineral occurrence hosted in Dalradian metasediments with characteristics of a sediment hosted exhalative, or sedex, deposit. Tournigan commenced a drilling program at Glenlark in June 2003; results are pending.

     In general the Company is cautiously optimistic that significant gold mineralization in commercial quantities can be found on the Tyrone licenses, both in the Curraghinalt veins and also other types of gold targets.

Omagh

     On a regionally related property, on September 24, 2002, the Company entered into a letter agreement (the "EGR Agreement") with European Gold Resources Inc. ("EGR") to acquire an option for up to a 75% interest in the Omagh Project ("Omagh"). The Company completed its due diligence, but EGR insisted on renegotiating and then repudiating the EGR Agreement. Tournigan has reserved its rights.




[GRAPHIC OMITTED]


           Location Map of Kremnica Project, Slovakia, Central Europe

II.  Kremnica Gold Project In Slovakia, Central Europe

Introduction

     In March 2003, Tournigan signed a Letter of Intent with Argosy Minerals Inc. ("Argosy") to purchase Kremnica Gold a.s. ("KG"), Argosy's wholly owned subsidiary in the Slovak Republic. The principal asset of KG is the Kremnica Gold Project, a mining license of 12.5 sq. km. that provides title to the Kremnica Mine and strike extensions drilled and evaluated by Argosy between 1995 and 1998.

     The terms of the Letter provided for Tournigan to have a 90 day due diligence period followed by a lump sum cash payment at which time ownership of KG would be transferred to Tournigan or a subsidiary of Tournigan in exchange for $500,000. Tournigan completed its due diligence and gave notice in late May 2003 to acquire the project. Closing of the acquisition occurred in July 2003 in conjunction with closing of the $550,000 bridge loan from Quest, which was subsequently repaid to Quest. The Company announced in late September that it has retained consultants to update their 1998 conceptual study for the most explored part of the project.

Property Description And Location

     Kremnica is a low sulphidation epithermal gold system where, historically, various mines have recorded production of 1.5 million ounces of gold and 6.7 million ounces of silver from the 14th Century through to 1971. Production was achieved from both glory holes and the underground development of an extensive quartz vein system centered on an area known as Sturec. Sturec was mined to a depth of 300 meters to an extent that a substantial surface collapse had the effect of redistributing low grade mineralized material back into the mine voids. Mineralization now consists of unmined veins, quartz stockworks and hydrothermal breccias, in addition to the low-grade collapse material.

     Tournigan now owns the Kremnica Mining License, and a surrounding Exploration License totaling 14.56 square kilometers. In October 2003, Tournigan also applied for an exploration concession covering 49 square kilometers immediately south of the existing exploration license. The licenses do not include surface rights. Argosy started a process in 1999, in conjunction with local government, to identify surface ownership in the area, and this process continues. There can be no assurances that surface ownership can be identified on a timely basis or that claims will not arise that would delay or halt the Kremnica Gold Project.

     Argosy, with the help of external consultants, identified potential tailings areas for the safe storage of process residues. Detailed studies are required to determine the geotechnical suitability of the potential sites and issues of permitting and absentee landowners require further investigation.

     The Kremnica Mining License does not have attached to it any legal liability for environmental matters caused by historic mining activity. A proposed new mine must meet World Bank guidelines for environmental protection or the environmental regulations of Slovakia, whichever are more strict. The Registrant has had what it believes are positive discussions with various local, regional and national authorities in Slovakia regarding environmental protection as part of the permitting process.

     Argosy has established, and Registrant is pursuing, an informal framework with various Slovak governmental authorities for the future permitting of a proposed mine at Kremnica. This process is in progress and will be an integral part of a feasibility study on the Kremnica Gold Project. Based on the projected operating cost for the mine, the ability of the project to attract finance might be limited at current prevailing gold prices. However, this may change with either higher gold prices and/or successful discovery of a larger quantity of mineralization.

     The Registrant will work with the Slovak government to determine the level of development assistance available to the Kremnica Gold Project, in conjunction with Slovakia's forthcoming entrance into the European Union.

Accessibility, Climate, Infrastructure, And Physiography

     The Kremnica Gold Project is located in the Slovak Republic, in central Europe west of the town of Kremnica, 145 km east-northeast of the capital city of Bratislava. The area has moderate topography, which ranges in elevation from 450 m to about 900 m above sea level.

     Access to the property is provided by paved road from the town of Kremnica. A rail network passes within 3.7 km of the property. The property also has a network of unpaved access roads in place. Logistics for the project are not expected to be a significant aspect of the project, relative to most mining projects.

     The Slovak Republic has established heavy and manufacturing industries in the area and therefore electricity, fuel and water are locally available. Argosy received indicative quotes for the supply of all required inputs as part of its conceptual economic evaluation of the Kremnica Gold Project.

History

     Gold mining at Kremnica started in the 8th century, with records of production beginning in 1328. Recorded production on the Kremnica Mining License was 1.5 million ounces of gold and 6.7 million ounces of silver up to the cessation of mining in 1992.

     Prior to Argosy's 1996 and 1997 drilling programs, the State of Slovakia conducted diamond drilling and underground tunneling to establish a resource considered sufficient to embark on trial open pit mining and processing through a cyanidation plant. A lack of capital and the privatization of State assets led to the joint venture of the project by Argosy in 1995 and the subsequent purchase of the project by Argosy in 1998.

     Argosy drilled 79 holes for a total of 12,300 meters and this work extended the known limits of mineralization and identified new targets both north and south of the Sturec resource. To increase the precision of the resource model, historical mining and exploration data were incorporated into the database. Initial metallurgical testwork was provided by Hazen Research, Inc. and indicative input costs tendered or estimated.

     Argosy generated a conceptual economic evaluation to identify operating costs, which were estimated to be in the range of US$173-190 per ounce of gold (including a credit for by-product silver produced), based on the economic parameters that prevailed in March 1998, but without provision for required project development capital and its amortization.

Regional Geological Setting

     The epithermal gold/silver deposits of the Slovak Republic are within the Carpathian Arc, a geological feature extending from the Slovak Republic to Bulgaria.

Local Geology And Mineralization

     Kremnica is within a region of Miocene age volcanic rocks with abundant andesitic lava flows and pyroclastic material penetrated by rhyolite dykes. Deep-seated structures and faults within the pre-Tertiary basement were important in determining the location of mesothermal mineralizing events, which were overprinted by the epithermal precious metal mineralization. This structurally controlled quartz vein mineralization was emplaced into the upper parts of the volcanic sequence and is genetically and spatially related to rhyolite dykes and widespread gold-bearing quartz veins.

Exploration And Development Potential

     The Kremnica Gold Project covers a number of specific zones with exploration potential. The best defined zone is the Sturec Zone, wholly located within the Mining License. Historical mining and modern exploration including diamond drilling has outlined this zone in some detail. Immediately south of Sturec, also located within the Mining License, is the South Ridge Zone target, identified by geological mapping, chip sampling and the presence of old workings as well as some limited drilling by Argosy. The South Ridge zone may extend off the Mining License and onto the contiguous Lucky (exploration) License. To the west of Sturec are the Katarina (south) and Volle Henne (north) Zones within the Mining License. Katarina was identified from a large network of old underground workings, while Volle Henne was identified by old workings and a geochemical soil sampling program. Directly to the north of Sturec on the Mining License lies the Vratislav Zone, partially defined by old underground workings, geological mapping and drilling by the State. The previous government exploration focused on finding mineralization which could be mined from underground and did not attempt to establish resources capable of being exploited in an open pit. The Wolf Zone, identified by chip sampling and partially tested by Argosy's diamond drilling is located North of the Vratislav Zone. The Horna Ves Zone is located on the Lucky License, 2 km south of the South Ridge Zone, and was identified by geological mapping and rock sampling.

     The Kremnica project offers Tournigan both development potential, based on the established possible mining resources, and assuming sufficiently high mineral prices, and significant scope for increasing mineralization through deeper drilling, particularly at Sturec and the Wolf and South Ridge Zones. In addition, blue sky potential exists for entirely new discoveries within an exploration license owned by KG immediately south of the Kremnica mining lease where there is substantial evidence of epithermal alteration and pathfinder element geochemistry within the volcanic sequence that overlies the Kremnica ore horizon.

[GRAPHIC OMITTED]

               Location Map of El Salvador Projects, El Salvador

III. El Salvador Projects

Introduction

     El Potosi Project. On August 24, 2002, the Company entered into a Memorandum of Understanding with Brett Resources Inc. whereby the Company can acquire a 100% interest in the El Potosi Concession, El Salvador. The El Potosi Concession requires staged payments totaling US$1,450,000 over a five-year period. The first payment of US$25,000 was paid in fiscal 2003.

     Cerro Pedernal Project. On August 24, 2002, the Company entered into a Memorandum of Understanding with Brett Resources Inc. whereby the Company can acquire a 60% interest in the Cerro Pedernal Concession, El Salvador. The Cerro Pedernal Concession requires staged exploration expenses totaling US$500,000 over a five-year period. The first year's required expenditure of US$35,000 has been completed.

     The Company is reviewing its future plans for both properties.

Regional Geological Setting Of El Salvador

     El Salvador is located along the western edge of the Caribbean plate, near the boundary with the subducting Cocos plate to the southwest. The tectonic setting has resulted in a region dominated by a northwest-trending chain of active volcanoes, with an older Tertiary volcanic arc lying inboard from the active belt. The two volcanic belts formed over a basement of poorly exposed, folded and faulted Mesozoic sedimentary rocks. The oldest known rocks in El Salvador are limited to three erosional windows located in the northwestern part of the country. Northern El Salvador is crossed by a broad strip of felsic to intermediate, Oligocene to Miocene age volcanic rocks of the Morazan and

Chalatenango Formations, which lie unconformably over the pre-Cenozoic basement. These units have historically been the principal hosts for precious metals in the country.

History Of Exploration And Mining In El Salvador

     Modest quantities of gold and silver have been produced from small mines in El Salvador since the Spanish colonial days. The eastern part of the country is dotted with prospect pits and mine workings which provide evidence of these and other early efforts. The most well known, former gold producer in El Salvador is the San Sebastian mine, which operated between 1900 and 1920 as a 2,200 to 3,000 tons per day operation. In 1935, the mine reopened and production on a small scale has continued intermittently to date. Recorded production for San Sebastian is approximately 1.1 million oz. gold.

     Presently, the only mining activity taking place in El Salvador, aside from a tailings leach program at San Sebastian and a small amount of artesenal activity from a few scattered localities, is for cement limestone, road aggregate and other construction materials.

     i)   El Potosi Project

     Major portions of the following disclosure has been derived from a report prepared for the Company by an independent consultant.

Property Description And Location

     The El Potosi property is located in northeast El Salvador about a 45-minute drive on paved and dirt roads northwest of the major town of San Miguel, which is the second largest town in El Salvador with a population approximately 400,000. The concession is 8 kilometers long (NS) and 6 kilometers wide (EW) with moderately steep topography and minimal vegetation coverage over most of the ground.

Accessibility, Climate, Infrastructure, And Physiography

     The project area is readily accessible in two wheel drive vehicles by traveling west from the city of San Miguel along the paved Panamerican Highway for 9 km, then turning north for 14 km to the small town of Chapeltique. One then follows the unpaved road to Sesori, which passes through the heart of the project area at about 7 km from Chapeltique. A power line follows the road between Chapeltique and Sesori.

     The weather is hot and humid year round. Two seasons exist - the dry or summer season which begins in November, and the rainy season which begins in May. Each - in general - lasts about six months.

     Topography is relatively subdued rolling hills in the immediate area of the historical workings which are in the south central part the project area. The slopes are variably cleared of indigenous vegetation for farming purposes. The area of the old workings is situated at approximately 300 m elevation.

History

     The 613 vein and the El Potosi - F vein as well as some associated splay structures have been worked in the past by a vertical and an inclined shaft. Old plans and sections (1971) show that the El Potosi - F vein has been worked down to about 100 meters depth and over a strike length of about 700 meters. The 613 vein has been worked down to the same depth over a strike length of about 400 meters. Over the past 3 years, the entrances to the workings on these veins have collapsed and they are no longer accessible.

Local Geology

     Geologically, the property is dominated by volcanic rocks of Tertiary age. To the east and mostly hosting the majority of the old mine working are andestic flow rocks, which are occasionally porphyritic with local flow banding and brecciation. Further to the west, these volcanic flows are in fault contact with a lithic tuff unit consisting of moderately well sorted angular volcanic rock fragments contained in a silicified tuffaceous matrix. Although outcrops of this latter unit are rare, the sub-cropping boulders covering the hills to the west of the main veins contain an impressive amount of chalcedony-quartz veining indicative of the upper levels of an epithermal mineralizing system. As one traverses uphill further to the west, this unit is obscured by an overlying post-mineral volcanic breccia/agglomerate. However, continuing another half kilometer over the top of the hill to the west this unit re-emerges with the same impressive amount of chalcedony-quartz veining. This area appears to represent the upper levels of a very large epithermal system where at depth more gold mineralized veins could be found or possibly wider zones of precious metal mineralization.

     At surface, the 613 vein is well exposed in the remains of the old inclined shaft. What appears to be a coalescing of 2 or 3 veins occurs over a total width of about 4 meters. The vein or veins at this point consist of banded chalcedony to finely sucrosic quartz with minor calcite and occasional vugs. In some samples bands of fine-grained adularia could be seen.

     Hosted mostly within the andestic flows are at least three steeply dipping low-sulphidation epithermal quartz veins about 100 to 150 meters apart from each other which strike in an approximate north-south direction across the property. These veins, from east to west are known as the "613 Vein", "El Potosi - F Vein" and the "West Vein". On the surface, these veins can be traced discontinuously for about 1 1/2 kilometers. There are other vein occurrences to the south; these veins appear very similar to the veins to the north and have the same strike and dips. If these were the same veins, it would give them strike extension of approximately 3 kilometers.

     The sections and plans of the old working show the sampled vein widths to be very variable but mostly between 20 to 48 inches wide. The gold grades of these widths are again very variable but are mostly between 0.4 to 0.8 ounces of gold per ton. The ore reserve blocks on the longitudinal section show the F-Potosi vein to have an average of 0.64 ounces of gold per ton over 38 inches. The 613 and 330 veins (the latter is a cross cutting vein) on the same section are shown as having an average grade of 0.76 ounces of gold per ton over 22 inches. This is consistent with the reported production of 60,000 ounces of gold from ore averaging 0.52 to 0.87 oz/t gold. Also, this is consistent with the reported ore reserves when the mine closed of 13,000 tons at a grade of 19 g/t gold (0.55 oz/t) when the mine closed down due to water problems in the early 1950s.

     There seems to be only minor, mostly surface workings, on the West Vein, which is partly obscured by post-mineral volcanic breccia. The vein appears to have been at least explored by at least 3 adits driven into the hill but these are now largely inaccessible.

Exploration And Development Potential

     The concession shows evidence of very strong classic epithermal gold mineralization over an extensive area and the concession has never been subject to modern exploration methods.

     Tournigan plans to commence a basic property-wide exploration program. In particular, the known veins will be mapped and sampled on surface and detailed structural mapping undertaken.

     ii)  Cerro Pedernal Project

Property Description And Location

     The Cerro Pedernal property is located in northern El Salvador in the department of Chalatenango. The small village of Los Horcones is in the northeast corner of the concession and the concession is bisected by the Rio Lempa river. The concession covers 50 square kilometers of rugged terrain that varies from approximately 600 to 1200 meters in elevation.

Accessibility, Climate, Infrastructure, And Physiography

     The area is at an altitude of approximately 800 to 1200 meters resulting in more temperate climate than the rest of the country. The terrain is reasonably rugged with the Rio Lempa incising a steep sided valley diagonally across the property. Most of the area is covered by small trees (mango and pine) and shrubs interspersed with open grassland used for cattle grazing.

     The weather is very hot and humid year round. Two seasons exist - the dry or summer season which begins in November, and the rainy season which begins in May. Each - in general - lasts about six months.

History

     The only part of the property to be subject to any modern exploration type activity is an area called Sitio El Cobre (copper site) where the United Nations drilled 15 holes in the 1960s on a skarn-style copper showing in limestones. Although the results are not available, it does not appear that this area holds much interest for copper exploration.

Local Geology

     There is a thick sequence of silica flooded lithic sandstone and felsic volcanic rock at the southern end of the concession. Strong hydrothermal and tectonic breccias were also observed in this area. The results of a total of 16 rock chip samples taken by Brett staff most from the southern part of the property, have shown geochemically significant values for gold, molybdenum, arsenic, mercury and barium. These values and the appearance of the rocks observed are the classic signatures of the upper levels of an epithermal hot spring system.

Exploration And Development Potential

     Tournigan has commenced a basic property-wide mapping and sampling exploration program. The Rio Lempa valley is an ideal focus of the initial exploration work in that its large area of alterations can be observed from the rim of the canyon and the river has exposed deeper levels (about 300 meters lower than where most of the samples were taken) of the epithermal mineralizing system.

C.   Organizational Structure

     The Company has incorporated a wholly owned subsidiary in Northern Ireland, called Dalradian Gold Inc., with its registered office at 52 Main Street, Gortin, Omagh, County Tyrone, Northern Ireland BT79 8PH. With the completion this year of the acquisition of Kremnica Gold a.s., referred to above as holder of the Kremnica Gold Project, the Company has another wholly owned subsidiary, incorporated in the Slovak Republic, with its registered office located at Horna 51, 974 00 Banska Bystrica, Slovak Republic.

D.   Property, Plant and Equipment

     See above, "--Business Overview."

Item 5. Operating And Financial Review And Prospects

     The following discussion of the financial condition, changes in cash flows and results of operations of the Registrant for the past three fiscal years should be read in conjunction with the consolidated financial statements of the Registrant and related notes included therein.

A.   Operating Results

     The Registrant's activities are primarily directed to exploring potential mining properties. The Registrant does not currently have a producing mine processing facility. Activities over the last three years include general exploration to locate and evaluate mineral properties. Costs incurred for general exploration that did not result in the acquisition of mineral properties with ongoing exploration or development potential were charged to operations. Exploration costs relating to the Registrant's properties and engineering studies were capitalized as mineral properties and deferred costs. Should the Registrant abandon a property or project, the related deferred costs will be charged to operations. Administrative costs not associated with property exploration or project development were charged to operations. Costs associated with the evaluation of new opportunities are charged to operations when incurred. Excess cash is invested by the Registrant in short-term investments.

     The Registrant's consolidated financial statements are in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Registrant, conforms quantitatively in all material respects for the periods presented with US GAAP except for the measurement differences referred to in Note 10 to the financial statements of the Registrant.

     The Registrant's consolidated financial statements were prepared on a going-concern basis, which assumes that the Registrant will be able to realize assets and discharge liabilities in the normal course of business.

     From incorporation in November 1966, the Registrant has been exclusively a natural resource company engaged in the business of exploration of metals and minerals. At this stage of its development, the Registrant has no producing properties and consequently, has no current operating income or cash flow.

     The Registrant has not yet determined whether its properties contain ore reserves that are economically recoverable. As a result, the Registrant is considered an exploration stage company.

     The recoverability of amounts shown for mineral properties and deferred costs is dependent upon the discovery of economically recoverable reserves, completion of positive feasibility studies, confirmation of the Registrant's interest in the underlying mineral claims, the ability of the Registrant to obtain necessary regulatory and environmental operating permits, the ability of the Registrant to obtain necessary financing to complete exploration and development and future profitable production from the disposition thereof.

2003 Fiscal Year Through Third Fiscal Quarter Ended May 30, 2003

     Most of the Registrant's material operating results have transpired since the fiscal year ended August 31, 2002:

     Kremnica Gold Acquisition. In March 2003, Respondent announced a Letter of Intent with Argosy Minerals ("Argosy") to purchase Kremnica Gold a.s. ("KG"), Argosy's wholly owned subsidiary in the Slovak Republic. The principal asset of KG is the Kremnica Gold Project, a mining license of 12.5 sq. km. that provides title to the Kremnica Mine and strike extensions drilled and evaluated by Argosy between 1995 and 1998. For additional information concerning the Kremnica Gold Project, see "Item 4. Information on the Company--B. Business Overview--II. Kremnica Gold Project In Slovakia, Central Europe."

     County Tyrone Projects, Northern Ireland, UK. On November 7, 2002, the Company entered into a Letter Agreement ("Strongbow Agreement") with Strongbow Resources Inc. ("Strongbow") to acquire up to a 100% interest in two exploration licenses in County Tyrone. The first exploration license covers the Curraghinalt project ("Curraghinalt"). The second exploration license covers the Tyrone project ("Tyrone"). For additional information on these projects, see "Item 4. Information on the Company--B. Business Overview--I. Northern Ireland Projects--ii) Curraghinalt/Tyrone Gold Projects."

     El Salvador Gold Projects. In October 2002, Respondent announced it was proceeding with options on gold prospects of Brett Resources in El Salvador. See above, "Item 4. Information on the Company--B. Business Overview--III. El Salvador Projects."

     Omagh Gold Project, Northern Ireland, UK. On September 24, 2002 the Company entered into a Letter Agreement ("EGR Agreement") with European Gold Resources Inc. ("EGR") to acquire an option for up to a 75% interest in the Omagh project ("Omagh"). The Company completed its due diligence, but EGR insisted on renegotiating and then repudiating the Agreement. The Registrant has reserved its rights.

2002 Fiscal Year Ended August 31, 2002

     El Salvador. On August 24, 2002, the Company entered into a Memorandum of Understanding with Brett Resources Inc. whereby the Company can acquire a 100% interest in the El Potosi project, and a 60% interest in the Cerro Pedernal project, both of which are in El Salvador. The El Potosi project requires staged payments totaling US$1,450,000 over a five-year period. The first payment of US$25,000 was paid subsequent to August 31, 2002. The Cerro Pedernal project requires staged exploration expenses totaling US$500,000 over a five-year period. The first year's required expenditure of US$35,000 has been performed.

2001 Fiscal Year Ended August 31, 2001

     Respondent was effectively inactive during the fiscal year ended August 31, 2001, and, due to operating capital deficiency, was unable to pay its auditors to complete its statements, and its shares ceased trading effective January 21, 2002.

2000 Fiscal Year Ended August 31, 2000

     Respondent was effectively inactive and in transition. Operating capital deficiency prevented Respondent from financing its ongoing exploration obligations in Africa and Peru. As a result, these projects were dropped or shut down and written off.

Variation In Operating Results

     The Registrant is presently exploring its properties for sufficient reserves to justify production. None of its properties are yet in production and consequently, the properties do not produce any revenue. As a result, there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of its properties.

     The Registrant derives interest income on its bank deposits and other short-term deposits, which depend on the Registrant's ability to raise funds. Of most significance would be further cash required to be received from issuance of shares to fund ongoing operations.

     Through the exploration process, management periodically reviews results both internally and externally through mining related professionals. Decisions to abandon, reduce or expand exploration efforts are based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs. Geological and/or economic circumstances render each property unique. Consequently, it is not possible to have any predetermined hold period.

     The dollar amounts shown as deferred exploration are direct costs of maintaining and exploring properties, including costs of structures and equipment employed on the properties and allocations of administrative management salaries based on time spent and directly related to specific properties net of write-downs provided. These deferred amounts may not accurately reflect present or future values.

Outlook And Administration

     The Registrant has spent increasing amounts on project due diligence, administration, negotiations and acquisition in fiscal year 2003 to date. Additional equity capital must be raised to earn into acquired options or maintain wholly-owned assets.

Summary And Analysis Of Financial Operations

     Comparison of Nine Months Ended May 31, 2003 to 2002. The Company had a net loss of $710,071 (2002: Net income of $10,959) for the nine-month period ended May 31, 2003. The current period's loss is due largely to the sourcing and investigation of mineral properties (primarily involving legal and professional fees, office administration, consulting services and travel). No such activities occurred in the prior comparative period. The prior period net income was the result of an $82,607 gain from the write-off of subsidiaries' accounts payable. As at the end of the current period, the Company was actively exploring its Northern Ireland mineral properties, while maintaining its head office in Vancouver, Canada and a field office in Gortin, North Ireland. The Gortin office lease was entered into April 22, 2003 and is month-to-month at a cost of (pound)300 per month (approx. $675 Cdn). The Vancouver office lease is also month-to-month and is $3,750 per month.

     Comparison of Fiscal 2002 to 2001. The Company had net losses of $102,193 and $1,266,600 and a net loss per share of $0.03 and $0.47 for the years ended August 31, 2002 and 2001, respectively. During the 2002 fiscal year, the Company abandoned its real estate property in lieu of unpaid prior taxes owing which exceeded the value of the property. During the 2002 fiscal year, there were no other material property transactions other than the signing of a Memorandum of Understanding with respect to two El Salvador mineral properties.

     The Company incurred a loss of $102,193 during the 2002 fiscal year, down from a loss of $1,266,600 in the prior year. (In the prior year, a provision was made for $1,102,500 against a note receivable.) Before all one-time charges and write-downs, the operating loss in 2002 of $186,977 compares to the $165,015 operating loss in the prior year.

     Comparison of Fiscal 2001 to 2000. Operating expenses of the Company for the period ended August 31, 2001 were $206,092 (August 31, 2000--$147,215). Net losses for the period were ($1,266,600), as against ($177,201) for the same period in 2000, causing a loss per share of CDN$0.047, (2000 was $0.07). At fiscal year end 2001, management decided to record a provision for loss on note receivable of $1,102,500 in the event that its efforts at collection are unsuccessful.

     Comparison Of Fiscal 2000 to 1999. Operating expenses of the Company for the period ended August 31, 2000 were $147,215 (August 31, 1999--$388,386). Net losses for the period were ($177,201), as against ($13,812,194) for the same period in 1999, resulting in a loss per share of $0.01 compared to $0.64 in fiscal 1999. Year 2000 was one of transition, adversely affected by the downturn in stock and commodity markets during fiscal 1999. The lack of capital resultant from this adversity meant the Company could not finance its ongoing exploration obligations in Africa and Peru and as a result these projects were dropped or shut down and written off.

B.   Liquidity And Capital Resources

     The Registrant's primary source of funds since incorporation has been the issuance of common shares pursuant to various public and private financings and reimbursement of prior expenditures. The Registrant has had no revenue from mining operations to date and does not anticipate mining revenues in the immediate future.

     As at May 31, 2003 (end of fiscal third quarter), the Company had working capital of $383,807, compared to an August 31, 2002 deficiency of $201,658. The Special Warrant financing (of $661,500) completed in September 2002 provided funds for general operations and property due diligence. In April 2003, the Company completed a Short Form Offering Document ("SFOD"), raising net proceeds of $1,124,928 after brokers' commissions of 7% and other offering costs. This provided the necessary funds to conduct exploration on the Company's mineral properties, and for general working capital. Specifically, under the SFOD, $788,000 was available for exploration purposes. In October 2003, the Company raised a total of $2.7 million in a non-brokered private placement of 10,695,000 units at $0.25 per unit. Each unit consists of one common share and one-half non-transferable share purchase warrant. One share purchase warrant is exercisable to purchase one common share at $0.30 until December 31, 2004. A significant amount of this placement is funded by two UK-based institutional investment funds. Agents assisting on the brokered portion received a cash commission of 7% as well as such amount of agent's warrants as is equal to 10% of the units sold, priced at $0.30 per share, exercisable until December 31, 2004.

     Proceeds will be used in large part to continue exploration and development work on the Company's gold projects in Northern Ireland. A multi-phase one drilling program is underway. The bridge loan from Quest Capital, undertaken to acquire the Kremnica Gold Project in the Slovak Republic, has also been repaid in full from the October 2003 placement proceeds. This gives Tournigan an unencumbered 100% interest in the Kremnica Gold Project, and the Company has retained consultants to update their 1998 conceptual study for the most explored part of the project.

     It is anticipated that these funds will be sufficient to pay the Registrant's obligations and planned work programs through much, but not all, of fiscal year ending August 31, 2004. Management is seeking additional financings to meet its continuing and future obligations under its property agreements, and for future exploration programs.

     As at August 31, 2002, the Company had a working capital deficiency of $201,658, down from the prior year's deficiency of $340,139. This reduction was the result of the $100,000 financing completed during the year, and a reversal of old debts of the abandoned subsidiaries. A subsequent financing of $661,500 was completed. This provided the working capital needed to fund operations and conduct due diligence towards the execution of final agreements related to exploration projects.

     As at August 31, 2001, the Company had a working capital deficiency of $340,139 (August 31, 2000--$621,598). The reduced working capital deficiency was primarily due to the settlement of accounts payable by the issuance of shares in the amount of $244,949. At the date of this report, the Registrant had met all its expenditure requirements under the various property agreements it holds or has interests in (see Item 4.D--Property, Plant and Equipment).

     Registrant has repaid Quest Capital the bridge loan principal of $550,000 plus interest due on December 31, 2003 in order to secure ownership of the Kremnica project in Slovakia. The Registrant does not have any source of funds other than from the issuance of capital stock, borrowing against its projects, the exercise of options and warrants, and the possible joint venture or sale of its mineral properties. There is no assurance that funding will be available on terms acceptable to the Registrant, or at all, especially if the price of gold were to drop significantly. If such funds cannot be secured, the Company will be forced to curtail its exploration efforts to a level for which funding can be secured or relinquish certain of its properties or allow its interest to be diluted pursuant to the terms of the respective option agreements.

C.   Research And Development, Patents And Licenses, Etc.

     Not applicable.

D.   Trend Information

     None of the Registrant's current assets are currently in production or generate revenue.

E.   Off-Balance Sheet Arrangements

     Not applicable.

F.   Tabular Disclosure Of Contractual Obligations

     Not applicable.

G.   Safe Harbor

     See "Special Note Regarding Forward-Looking Statements."

Item 6. Directors, Senior Management And Employees

A.   Directors And Senior Management

     The following provides a description of the backgrounds of the Directors and Officers of the Registrant:

     Hein Poulus, Chairman, age 56. Mr. Poulus is a businessman and a partner in the Vancouver office of the Stikeman Elliott law firm. His background includes: membership in McAlpine, Poulus and Hordo, a Vancouver law firm (1973 to 1979); senior management positions with Kaiser Resources (1979 to 1980), a publicly traded producer of metallurgical and thermal coal and oil and gas; and with private Kaiser companies (1980 to 1984) whose activities included coal trading, oil and gas, real estate, and professional football. He then served as a senior officer of Southeastern Capital Corporation, a Denver-based leveraged buyout group (1984 to 1990) with interests in broadcasting, petroleum product distribution, and environmental laboratories.

     Mr. Poulus was born in Djakarta, Indonesia and schooled there and in the Netherlands. He holds undergraduate and law degrees from the University of British Columbia and an LL.M. from the London School of Economics.

     Damien Reynolds, CEO, age 36. Mr. Reynolds has been working in the junior resources sector, in various capacities, for over fifteen years. He has gained industry knowledge through founding, investment in and serving on the Boards of a number of public exploration companies. He has also acted in an investor relations capacity.

     Mr. Reynolds, trained as an accountant, was comptroller of two junior resource companies: the TOTAL Energold Corporation, a mining and resource exploration subsidiary of the TOTAL Group of France and Major General Resources Ltd. (now Commander Resources). During his three years at TOTAL, Mr. Reynolds acted as accountant for the TOTAL controlled Erickson & Mt. Skukum Gold Mines. He was then assigned to oversee the management and administration of a $15 million corporate money market portfolio. Following TOTAL Energold, Mr. Reynolds joined Major General Resources Ltd. as Corporate Comptroller for two years. He was responsible for the complete accounting cycle, up to and including reporting to the Board of Directors, while at Major General, which has a substantial portfolio of active exploration projects across Canada.

     Peter Bojtos, Director, age 54. Mr. Bojtos is a Professional Engineer with over 30 years of worldwide experience in the mining industry. He is a mining executive with entrepreneurial, commercial and public company management skills, coupled with a background in all facets of the industry, from exploration and acquisitions through production, financing and investor relations. Over his career, Mr. Bojtos has visited and evaluated properties in 80 countries and has been involved with operations in 30 of them. He has carried out 17 significant corporate acquisitions, mergers or sales, has participated in the development, building or reopening of 19 mines and has been involved in the operation of 24 producing mines. Mr. Bojtos was the regional exploration manager at Kerr Addison Mines Ltd. (Noranda Group) at the time of the staking and discovery of what eventually became Inmet's Troilus gold-copper mine in Quebec. For the past six years Mr. Bojtos has been an active independent director of several public North American resource companies producing precious metals in Australia, Brazil, Colombia, Mexico, Scandinavia and West Africa as well as exploring in South Africa, China, south-east Asia, and throughout the Americas.

     Michael J. Hopley, Chief Operating Officer, age 56. Mr. Hopley is an exploration geologist with over 30 years of experience. He holds a Bachelor's degree in Geology from London University, England and has held a number of senior level management positions in companies such as Consolidated Gold Fields Ltd., Gold Fields Mining Corporation, Bema Gold Corporation and Arizona Star Resources Corp. He has been involved in the discovery and development of a number of large-scale gold deposits such as the Refugio (6 million ounces) and Cerro Casale (23 million ounces) deposits in Chile. Mr. Hopley has operated in many different parts of the world including Chile, Argentina, Venezuela, Australia, Mexico, United Kingdom as well as North America.

     Ronald Shorr, Director, age 66. Mr. Shorr has been involved with researching, development, restructuring, and financing corporations for over 30 years, including operations, acquisitions and fund raising. He is currently a mining consultant in New York. He has acted as an adviser and consultant in several large merger transactions/dispositions and assisted in raising hundreds of millions of dollars in public offerings.

     Mr. Shorr has worked as the senior metals analyst for Bear Stearns, the Natwest Bank, E.F.Hutton, and Morgan Stanley Dean Witter. He has been rated many times among the top analysts covering the mining industry by Institutional Investor on its All-America team. His financial advice has often been quoted in the Wall Street Journal, Barron's, FORTUNE magazine, and Business Week.

     Mr. Shorr's experience includes positions of Chief Operating and Chief Financial Officer for a mining company. Mr. Shorr is a Chartered Financial Analyst (CFA) and graduated from the University of Michigan (B.A.) and Harvard Business School (M.B.A.), subsequently attending graduate school at the Krumb School of Mines at Columbia University. He is a member of the AIME, the New York Society of Security Analysts, and authored a chapter for Economics of the Mineral Industry.

     Yale Simpson, Director, age 57. Mr. Simpson is a geologist, having graduated in Geological Engineering in British Columbia. He has an extensive track record in the identification, acquisition and assessment of mineral exploration projects ranging from grass roots to feasibility stage opportunities, over 32 years within Australia, Africa, Canada and Eastern Europe. His project acquisition and evaluation experience was gained from Pennzoil of Australia (later Battle Mtn. Gold--12 years), Chevron Exploration (5 years), Australmin Holdings (later Newmont Gold--3 years) and Black Swan Gold Mines (5 years). He is credited with the discovery/acquisition of several mines in Australia including Porphyry, Tuckabianna, Mt. Wilkinson, Newrybar and Whistler. From 1993 to 2001 he acted as CEO and later Chairman of Argosy Minerals Inc., an exploration company with advanced exploration projects in Slovakia (recently acquired by Registrant) and New Caledonia. He is presently Chairman of Exeter Resource Corp. and a director of three other public companies.

     Kent Ausburn, V.P. Exploration, age 50. Mr. Ausburn (PhD. Geo.), is a senior geologist with over twenty years of experience in the minerals exploration/mining industry, three years experience as a consulting hydrogeologist, leading to a focus on property acquisition with equity positions in both private and public companies. He has extensive field and management experience in the minerals business in a wide variety of mineral deposits, rock types, and geologic terrains. Mr. Ausburn's well rounded geologic background includes expertise in volcanic and plutonic igneous rocks and structural geology and extensive regional and detailed geologic mapping and reconnaissance experience. He has worked and managed exploration programs in several countries including the western USA, Alaska, Mexico, Colombia, SW Mainland China, and Malaysia. Further experience as a field geologist/hydrogeologist, project manager, and senior PG (Professional Geologist) report editor has been obtained consulting for several environmental consulting companies in the highly competitive and regulatory-complex Los Angeles-Orange County areas of Southern California.

     Paul Simpson, Corporate Secretary, age 46. Mr. Simpson is a Vancouver based corporate securities lawyer, with over 18 years experience, predominately in advising public companies with international natural resource property holdings. He has been a director and officer of a number of public companies and is president of Liberty Wine Merchants Ltd., the largest private wine retailer in British Columbia.

     Garry Stock, Executive Vice President, age 36. Mr. Stock is a CFA with 6 years experience in investor relations, corporate finance and administration in the junior mining industry, with specific experience in an international, multi-jurisdictional framework with Argosy Minerals, Inc. He graduated with an Honours Bachelor in Economics from McMaster University in Hamilton, Ontario and has prior experience both as a stockbroker and as a pension fund consultant. He is responsible for corporate development and communications at Tournigan.

     David Montgomery, Director, age 55. Mr. Montgomery is Chairman of Team Northern Ireland, established by the First and Deputy First Minister's Office of Northern Ireland to stimulate a private sector response to funding major public projects in Northern Ireland. Mr. Montgomery graduated from Queen University, Belfast, in history and politics. He accepted appointment to Tournigan's Board in July 2003. Mr. Montgomery is the former Chief Executive of the Mirror Group, plc, who expanded the newspaper group from a market cap of (pound)230 million to (pound)1.2 billion shortly before its merger with Trinity plc. He also is former non-executive director for Donahue Inc., Scottish Media Group, the Press Association and a former Managing Director of News UK. Currently, Mr. Montgomery's principal role is Chairman of Mecom UK Management, a European media investment company. He also is chairman of The African Lakes Corporation plc, Integrated Education Fund Development Board (NI), and Espresso Broadband Ltd. and West 175 Media Group plc.

     There are no other arrangements or understandings pursuant to which any director or executive officer was selected as a director or executive officer, except that the Registrant had agreed to appoint Michael Atkinson to the Board until the Registrant repays amounts owed to Quest. Michael Atkinson resigned from the board on October 23, 2003. There are no family relationships between any two or more directors or executive officers.

B.   Compensation

     The aggregate amount of compensation paid by the Registrant and its subsidiaries during the Registrant's most recent fiscal year, directly and indirectly, to all officers and directors in their capacity as such totaled $338,064. No executive officer of the Company earned a combined salary and bonus in excess of $100,000 for the year ended August 31, 2003, except as disclosed in the table below. No officers of the Company received, in their capacity as officers or employees of the Corporation or its subsidiaries, individual compensation in excess of $40,000 for services in all capacities during the most recently completed financial year except for Michael Hopley, COO, who was paid an aggregate of $78,000.

     Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors. The board of directors may award special remuneration to any director undertaking any special services on behalf of the Registrant other than services ordinarily required of a director. Other than as indicated above or in "Item 6--Board Practices," no director received any compensation for his or her services as a director, including committee participation and/or special assignments.

     The following table sets out a summary of compensation paid to the executive officers (the "Executive Officers") of the Registrant during the year ended August 31, 2003.

                          Annual Remuneration                 Long Term Remuneration
                     -----------------------------    ------------------------------------
                                                               Awards             Payouts
                                                      ------------------------   ---------
                                                                    Restricted
                                                      Securities    Shares or    Long Term
                                                        Under       Restricted   Incentive
                                      Other Annual     Options/       Share         Plan     All Other
Name and Principal   Salary   Bonus   Compensation   SARs Granted    Units(1)     Payouts   Compensation
    Position          ($)      ($)        ($)            (#)           ($)          ($)         ($)
------------------   ------   ------  ------------   ------------   ----------   ---------  ------------
Damien Reynolds      57,500   35,000      Nil          250,000         Nil          Nil         Nil
CEO and Director

Michael Hopley       96,117     Nil       Nil          100,000         Nil          Nil         Nil
COO and Director

Garry Stock(3)       10,000     Nil       Nil          100,000         Nil          Nil         Nil
Executive Vice
President

Kent Ausburn         90,247     Nil       Nil          100,000         Nil          Nil         Nil
VP Exploration

(1) The options granted to the executive officers at C$0.25 per share were approved by shareholders on May 23, 2002.
(2) The term "restricted shares" as it is used in this table means shares granted or awarded as compensation, other than incentive stock options, which may be subject to vesting conditions based on performance, lapse of time or continued service with the Registrant or its subsidiary. There are no restricted shares issued by the Registrant within this meaning.
(3) Garry Stock became Executive Vice President on July 8, 2003. Options were granted to Mr. Stock prior to his promotion to EVP.

     The Registrant does not provide for pension, retirement or similar benefits for directors or officers and has not accrued for any such benefits.

Options

     Stock options to purchase securities from the Registrant are granted to directors, officers and employees of the Registrant pursuant to Incentive Option Agreements on terms and conditions acceptable to the regulatory authorities. Stock options granted to directors of the Registrant must be approved by the Registrant's shareholders.

     No option granted under the option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee. Options to directors expire up to 6 months following the termination of service of the optionee, while options to employees expire up to 30 days following termination of service.

     Registrant has issued 1,025,000 options exercisable for 5 years at $0.25 to insiders and 525,000 options for non-insiders. In addition, Registrant issued 200,000 and 250,000 stock options, subject to vesting provisions to Messrs. Poulus and Reynolds, respectively.

     Pursuant to the requirements of the TSX, the directors established and the stockholders approved a Stock Option Plan (the "Plan") to compensate directors, officers, employees and consultants. The following is a brief description of the
Plan:

     The purpose of the Plan is to attract and motivate directors, officers and employees of and consultants to the Company and its subsidiaries and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through the stock options. The Company is currently listed on Tier 2 of the TSX Venture Exchange Inc. (the "TSX"). The Plan has also been structured so as to enable the Company, without requiring further shareholder approval, to issue stock options that also comply with The Toronto Stock Exchange (the "TSE") policies in the event that the Company obtains a listing on either Tier 1 of the TSX or the TSE.

     The Plan authorizes the Board of Directors to grant stock options to the Optionees on the following terms:

     1. The number of shares subject to each option is determined by the Board of Directors provided that the Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

          (a) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued shares of the Company; or

          (b) the issuance, within a one year period, to insiders of the Company of a number of shares exceeding 10%, or to one insider of a number exceeding 5%, or to a consultant of a number exceeding 2% of the issued shares of the Company.

          If the Company becomes listed on Tier 1, TSX or the TSE, the issued shares of the Company must, for the purpose of calculating the above percentages, exclude shares issued pursuant to stock compensation plans over the preceding one year period. In addition, a consultant who provides investor relation services may receive options for those services and the 2% limit for consultants is replaced with the 5% limit applicable to insiders.

     2. The aggregate number of shares which may be issued pursuant to options granted under the Plan, subject to approval by shareholders, may not exceed 2,000,000 shares (at any point in time, with options being replaceable after exercise), or such other amount as may be proposed by the Directors and approved by shareholders at the Meeting.

     3. The exercise price of an option may not be set at less than the closing market price during the trading day immediately preceding the date of grant of the option less a maximum discount of 25% if the Company is listed on Tier 2, TSX or without any allowable discount if the Company is listed on Tier 1, TSX or on The Toronto Stock Exchange.

     4. The options may be exercisable for a period of up to 5 years and will vest over an 18-month period while the Company is listed on Tier 2, TSX. But, pursuant to TSX policy, options that are issued when options are less than 10% of outstanding shares will vest immediately. The options may be exercisable for a period of up to 10 years if the Company is listed on Tier 1, TSX or on the TSE.

     5. The options are non-assignable, except in certain circumstances. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Plan or within a period of not more than 90 days after ceasing to be an eligible optionee or, if the optionee dies, within one year from the date of the optionee's death.

     6. On the occurrence of a takeover bid, issuer bid or going private transaction, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable.

          Registrant has awarded 1,550,000 options exercisable for five years at $0.25 per share with immediate vesting, and 450,000 options exercisable for five years at $0.25 per share subject to 18 months vesting. The following table sets forth options outstanding as of May 31, 2003 to Registrant's directors and officers:

                              Number of Common Shares    Exercise
      Name and Title          Issuable Upon Exercise      Price     Expiry Date
      --------------          ----------------------      -----     -----------

Hein Poulus,                         200,000*             $0.25     May 21, 2008
   Chairman and Director

Damien Reynolds,                     250,000*              0.25     May 21, 2008
   President and Director

                              Number of Common Shares    Exercise
      Name and Title          Issuable Upon Exercise      Price     Expiry Date
      --------------          ----------------------      -----     -----------

Michael Hopley,                      100,000               0.25     May 21, 2008
   Chief Operating Officer and
   Director

Ronald Shorr,                        100,000               0.25     May 21, 2008
   Director

Yale R. Simpson,                     100,000               0.25     May 21, 2008
   Director

Peter Bojtos,                        100,000               0.25     May 21, 2008
   Director

S. Paul Simpson,                      75,000               0.25     May 21, 2008
   Corporate Secretary

Garry Stock,                         100,000               0.25     May 21, 2008
   Executive Vice President

Kent Ashburn,                        100,000               0.25     May 21, 2008
   Vice President, Exploration

Jason Bak,                           100,000               0.25     May 21, 2008
   U.K. & Ireland Operations

*  Subject to vesting over 18 months

     As of September 30, 2003, options issued above were exercised by the following recipients in the following amounts:

              Michael Hopley,                                 100,000
                 Chief Operating Officer and Director

              Garry Stock,                                     50,000
                 Executive Vice President

              Jason Bak,                                      100,000
                 U.K. & Ireland Operations

Warrants

     The Registrant has granted various warrants to acquire an aggregate of 12,186,789 common shares of the Registrant as follows:

    Type of Warrant         Number of Warrants     Expiry Date    Exercise Price
    ---------------         ------------------     -----------    --------------

Agent's Warrants                 750,000         April 12, 2004       $0.25

Warrants                         860,289         August 2, 2004       $0.25

Purchase Warrants               2,205,000      September 27, 2003     $0.25

SFOD Warrants(1)                5,000,000        April 12, 2004      See Note

Series A Special Warrants(2)     114,000         August 22, 2003     See Note

Series B Special Warrants(2)     285,000       September 27, 2003    See Note

Bonus Warrants                   125,000         October 9, 2004      $0.27

Warrants(3)                     5,347,500       December 31, 2004     $0.30

(1)  Two SFOD Warrants are exercisable into one common share at $0.40.
(2) The Series "A" Special Warrants are convertible at no charge into an equal number of common shares until August 22, 2003, and the Series "B" Special Warrants are convertible for no charge into an equal number of warrants, which are then exercisable into an equal number of common shares at $0.25 per share until September 27, 2003.
(3)  One Warrant is exercisable into one common share at $0.30.


  Officers of the Registrant hold the following amounts of the above warrants:

         Holder               Type of Warrant           Number of Shares
         ------               ---------------           ----------------

     Hein Poulus                  August 2                  149,031
                                September 27                125,000
                                 October 9                   12,500

     Damien Reynolds              August 2                  149,031

     Michael Hopley             September 27                100,000

     Paul Simpson               September 27                 33,333

     Ron Shorr                  September 27                 20,000

     Yale Simpson               September 27                 50,000

     Peter Bojtos                October 9                  112,500

Except for the stock options and share purchase warrants described above, there are no other outstanding options, warrants or other rights to purchase securities of the Issuer to which the Issuer is party.

C.   Board Practices

     Members of the Board of Directors of the Registrant (the "Board") have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting of shareholders or until a successor is duly elected, unless the office is vacated in accordance with the articles of the Registrant. The executive officers of the Registrant serve at the pleasure of the board of directors.

Audit Committee

     In accordance with the Business Corporations Act (Yukon), the Registrant is required to have an audit committee. The Registrant's current audit committee consists of:

                      Name                     Present Office
                      ----                     --------------
                  Hein Poulus                     Chairman
                  Peter Bojtos                    Director
                  Ron Shorr                       Director

     The audit committee meets with the Registrant's independent accountants and management periodically to review the scope and results of the annual audit and to review the Registrant's financial statements and related reporting matters prior to the submission of the financial statements to the Board.

Remuneration Committee

     The Registrant also has a separate remuneration committee consisting of directors Hein Poulus, Yale Simpson and Ron Shorr. It reviews the terms and conditions of employment and remuneration levels for employees.

D.   Employees

     The following table sets forth the number of direct and indirect employees of the Registrant and all of its subsidiaries at September 30, 2003 and for each of the indicated periods.

     Year     Canada      Northern Ireland    Slovak Republic     Total
     ----     ------      ----------------    ---------------     -----
     2000       Nil*                 n/a                n/a         Nil
     2001          1                 n/a                n/a           1
     2002          5                 n/a                n/a           5
     2003          5                   2                  4          11

     *    Company was inactive in 2000

     All personnel are involved in management, administrative, or technical functions.

     None of the Registrant's employees are members of a labor union.

E.   Share Ownership

     The following table sets forth, as of September 30, 2003, the number of the Registrant's Common Shares beneficially owned by the directors and members of senior management of the Registrant, individually, and the percentage ownership of the outstanding Common Shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date. For additional information concerning options and warrants, see above, "--B. Compensation--Options" and "--Warrants."

                                                      Number and Percentage of
                                                     Voting Shares Beneficially
Name and Municipality   Current Positions                Owned, Directly or
    of Residence         and Offices Held             Indirectly, after Closing
---------------------   -----------------             -------------------------
Damien Reynolds         President, Director           Escrowed             nil
Burleigh Heads                                        Pooled               nil
Queensland, Australia                                 Other Shares     719,963

Hein Poulus(1)          Chairman, Director            Escrowed             nil
Vancouver, BC                                         Pooled               nil
Canada                                                Other Shares     498,063

Michael Hopley          Chief Operating Officer,      Escrowed             nil
Bellingham, WA          Director                      Pooled               nil
USA                                                   Other Shares     200,000

Ronald Shorr(1)         Director                      Escrowed             nil
New York, NY                                          Pooled               nil
USA                                                   Other Shares     340,000

Peter Bojtos(1)         Director                      Escrowed             nil
Lakewood, CO                                          Pooled               nil
USA                                                   Other Shares     150,000

Yale R. Simpson         Director                      Escrowed             nil
N. Vancouver, BC                                      Pooled               nil
Canada                                                Other Shares     150,000

S. Paul Simpson         Corporate Secretary           Escrowed             nil
Vancouver, BC                                         Pooled               nil
Canada                                                Other Shares      66,667

Garry Stock             Executive Vice President      Escrowed             nil
N. Vancouver, BC                                      Pooled               nil
Canada                                                Other Shares      81,000

----------
(1)  Members of the Audit Committee

Item 7. Major Shareholders And Related Party Transactions

A.   Major Shareholders

     To the knowledge of the directors of the Registrant, no other person or company, owns beneficially, directly or indirectly, as of October 30, 2003, more than 5% of the common shares of the Issuer, other than the following:

     RAB Special Situations L.P. held 2.6 million units, representing approximately 14.25% of the shares outstanding on a partially diluted basis (assuming exercise of the warrant component of the units). Each unit consists of one common share and one warrant exercisable to purchase half a share.

     RAB Europe Fund Ltd. held 2.4 million units, representing approximately 13.20% of shares outstanding on a partially diluted basis (assuming exercise of the warrant component of the same units described above and at the end of Item 4.A.--Information On The Company--History And Development Of The Company

     As described in Item 4.A. above, RAB Special Situations and RAB Europe Fund are each new major shareholders of the Company and may be considered related or joint actors as a result of RAB Capital Limited, a U.K. corporation, acting as an investment manager for each. None of these major shareholders have special voting rights.

B.   Related Party Transactions

     The Company had the following related party transactions for the nine-month period ended May 31, 2003 and subsequent to May 31, 2003:

     (a) During the nine-month period, the Company incurred consulting fees of $109,025 (2002: $7,500) from directors of the Company. Capitalized mineral property exploration costs include $41,317 (2002: Nil) of geological consulting fees incurred during the period from a director of the Company. Property investigation costs include $2,275 (2002: Nil) of consulting fees incurred during the period from a director of the Company.

     (b) Accounts payable includes $26,929 (2002: Nil) payable to directors for unpaid consulting fees.

     (c) A firm in which the principal is the Corporate Secretary of the Company charged legal fees of $24,108 (2002: Nil).

     (d) In July 2003, the Company closed on a bridge debt facility of $550,000 with Quest Investment Corp. ("Quest") to facilitate the acquisition of the Kremnica Gold Project in the Slovak Republic. In connection with the secured loan, the Company appointed Quest Vice President, Michael Atkinson, to the Company's Board of Directors. The Company repaid the loan to Quest in October 2003 from the proceeds of the October 2003 partially brokered private placement of 10,400,000 units at $0.25 per unit.

     (e) A significant amount of that private placement was funded by two funds that have each become major shareholders of the Company, and are related to each other as a result of a U.K. corporation acting as an investment manager to each.

     The Company had the following related party transactions during the fiscal years ended August 31, 2002, 2001 and 2000:

     (a) In 2002 the Company incurred consulting fees of $49,662 (2001: $52,500) from directors of the Company. Capitalized mineral property costs include $7,735 in 2002 (2001: $nil) consulting fees paid to a director of the Company.

     (b) Accounts payable includes $49,112 in 2002 (2001: $57,500) payable to two directors for unpaid consulting fees.

     (c) The Company issued 421,900 shares to settle $63,285 of debt to a director of the Company in 2002.

     (d) Also in 2002, a law firm in which a partner is a former director of the Company charged legal fees of $12,900 (2001: $nil).

     (e) A different law firm in which the principal is the Corporate Secretary of the Company charged in 2002 legal fees of $12,273 (2001: $nil).

     (f) In fiscal 2001, management and administration fees of $52,500 were accrued to a director and a related person.

     (g) There were no related party transactions in the fiscal year ended August 31, 2000.

     Management believes the transactions referenced above were on terms at least as favorable to the Registrant as the Registrant could have obtained from unaffiliated parties.

C.   Interests Of Experts And Counsel

     Not applicable

Item 8. Financial Information

A.   Consolidated Statements And Other Financial Information

     See Item 17--Financial Statements.

     Legal Proceedings.

     (a) On February 19, 1999, the Company received a writ of summons filed in the Supreme Court of British Columbia by Orovi Corporation ("Orovi"). The statement of claim alleges that the Company failed to complete the funding of an Exploration Drilling Program and that certain exploration equipment is not available for use or is not in good working order. Orovi is seeking damages, interest and costs. The Company, on March 10, 1999, filed a statement of defense, denied the allegations and denied that Orovi beneficially owns all of the issued and outstanding shares of Orovi Ghana as alleged. The claimant has taken no further action on the matter, and the directors believe the claim is without merit.

     (b) On April 8, 1997, the Company commenced a claim in the British Columbia Supreme Court against Quest, White Willow and Phil McLean ("Quest"). The statement of claim alleges that the defendants were in breach of contract and fiduciary duty regarding the diamond drilling agreement for the Company's property in Ghana, West Africa. The Company has sought restitution for the equipment purchased but not delivered, as well as for costs incurred due to the breach in the aggregate amount of $1,500,000. The Supreme Court of British Columbia ordered the equipment be the property of Quest and that Ralph Shearing transfer title to 49% of the shares in Quest to Orovi Ghana Limited.

     (c) The Government of Mali, in 1999, seized mining equipment and supplies of the Company for infractions to Customs Codes. The Government of Mali alleges that the Company imported mining equipment and materials without any declaration to the Customs office of Mali. There are duties and penalties of approximately $1,700,000 requested by the Government of Mali. To the current directors, knowledge, any claim by the Government of Mali would be against the Company's defunct Mali subsidiary and not against the Company itself.

     Dividend Policy. The Company has not declared any dividend to date and has no present intention to declare any such dividend in the foreseeable future

B.   Significant Changes

     Not applicable.

Item 9. The Offer and Listing

A.   Offer and Listing Details

     Stock Price History. In recent years, securities markets in Canada have experienced a high level of price and volume volatility, and the market price of many resource and resource-related companies have experienced wide fluctuations in price which have not necessarily been related to operating performance or underlying asset values or prospects of such companies. There can be no assurance that fluctuations in the Registrant's share price and volume will not occur.

     The following tables set out the high and low market prices and the volume of the Common Shares traded on the TSX and on the Berlin-Bremen and Frankfurt German Exchanges ("German Ex") for the last 5 full financial years ended August 31, 2003; and for each financial quarter of the last two fiscal years; and for each of the most recent six months:

                     TSX    TSX       TSX      German Ex   German Ex   German Ex
                     High   Low      Volume       High        Low        Volume
                     ----   ---      ------       ----        ---        ------
Financial Year
Ended August 31
---------------
1999                 0.36   0.04    5,585,199      n/a         n/a           n/a
2000                 0.14   0.03    2,975,460      n/a         n/a           n/a
2001                 0.22   0.02    2,359,096      n/a         n/a           n/a
2002                 0.40   0.03      638,288      n/a         n/a           n/a
2003                 0.41   0.20   14,126,947     0.28        0.12    13,860,489

Quarter Ended
-------------
November 30, 2001    0.13   0.03       23,701      n/a         n/a           n/a
February 28, 2002    0.15   0.05      152,262      n/a         n/a           n/a
May 31, 2002         0.10   0.05        7,300      n/a         n/a           n/a
August 31, 2002      0.40   0.10      271,762      n/a         n/a           n/a
November 30, 2002    0.40   0.20      389,881      n/a         n/a           n/a
February 28, 2003    0.40   0.24      280,713      n/a         n/a           n/a
May 31, 2003         0.32   0.21    1,971,458     0.25        0.12       534,466
August 31, 2003      0.41   0.24    8,308,287     0.28        0.16    12,529,061

Month Ended
-----------
April 30, 2003       0.31   0.21      674,350     0.25        0.16       135,985
May 31, 2003         0.32   0.22      534,556     0.21        0.12       262,496
June 30, 2003        0.41   0.25    1,374,460     0.28        0.17     1,526,534
July 30, 2003        0.35   0.25    2,291,560     0.23        0.17     3,734,502
August 31, 2003      0.33   0.24      976,247     0.20        0.16     2,006,989
September 30, 2003   0.47   0.28    3,488,888     0.32,       0.19     4,831,396

     Corporate Cease Trade Orders or Bankruptcies. On January 25, 2002, trading of shares of Tournigan Ventures Corporation (the previous name of the Registrant) was halted by the [TSX] for failure to file comparative audited financial statements for the year ended August 31, 2001. These statements were filed subsequently and the cease trade order was lifted on May 21, 2002. At that time, only Hein Poulus and Damien Reynolds were directors of the Registrant.

     Peter Bojtos was a director of Link Mineral Ventures Ltd. on June 16, 2000 when a cease trade order was issued by the Ontario Securities Commission against the directors of Link, for the failure by Link to file annual financial statements for its 1999 fiscal year within the time required. The British Columbia Securities Commission issued its cease trade order against Link August 23, 2001 for the same failure to file financial statements.

     Peter Bojtos was a director of Sahelian Goldfields Inc. on April 27, 1998 when a cease trade order was issued by the British Columbia Securities Commission ("BCSC") against the company for failure to file annual financial statements for its 1997 fiscal year, and first quarter interim financial statements within the time required. The order was revoked May 13, 1998. Another cease trade order was issued against the company May 21, 1999 by the BCSC for failure to file annual financial statements for its 1998 fiscal year, and first quarter interim financial statements within the time required. A partial revocation of the cease trade order was granted April 8, 2002, in order for the company to carry out a financing and a debt settlement under an proposal with creditors pursuant to the Bankruptcy and Insolvency Act. The Ontario Securities Commission also issued a cease trade order against the company June 1, 2000, which was partially revoked for the same purposes on April 9, 2002 and May 14, 2002. The proposal to its creditors under the Bankruptcy and Insolvency Act referred to above was filed by Sahelian Goldfields Inc, on July 20, 2001.

     Other than as disclosed above no director, officer, promoter or other member of management of the Issuer is, or within the five years prior to the date of this Offering Document has been, a director, officer or promoter of any other issuer that while that person was acting in that capacity:

     (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, except as noted below, or

     (b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

B.   Plan of Distribution

     Not applicable

C.   Markets

     The principal trading market for the Registrant's Common Shares is the TSX under the symbol "TVC." Effective April and May 2003, the Registrant's Common Shares commenced trading on the Berlin-Bremen Exchange and on the Deutsche Borse--the Frankfurt Exchange--(combined herein as the "German Ex") under the symbol "TGP." Management of the Registrant is not aware of any trading market for its Common Shares in the United States.

D.   Selling shareholders.

     Not applicable

E.   Dilution

     Not applicable

F.   Expenses of the Issue

     Not applicable


Item 10. Additional Information

A.   Share Capital

     1. Summary of securities issued and options granted during first fiscal year ended August 31, 2003 and the subsequent period ended October 30, 2003:

              Security
Issue Date     Issued     Issue Type      Number    Price     Proceeds   Consideration    Commission
----------     ------     ----------      ------    -----     --------   -------------    ----------
 9/27/2002    Special      Private      4,410,000    $0.15    $661,500       Cash        Series A & B
             Warrants*    Placement                                                        - Special
                                                                                           Warrants

04/10/2003     Shares     Short Form    5,000,000    $0.25   $1,250,000      Cash             7%
                           Offering

04/10/2003   Warrants**   Short Form    5,000,000    $0.40       N/A          N/A             N/A
                           Offering

04/10/2003     Shares     Short Form      150,000      N/A       Nil        Corporate finance fee
                           Offering

04/10/2003   Agents Wts   Short Form      750,000    $0.25       Nil          N/A             N/A
                           Offering

05/22/2003    Options       Share       2,000,000    $0.25       Nil          N/A             N/A
                           Purchase
                           Options

 07/05/03      Shares      Private      1,000,000    $0.10    $100,000       Cash             N/A
                          Placement

 07/12/03    Shares***                    250,000      N/A       Nil      Quest Loan          N/A

 10/__/03    Shares***     Private     10,400,000    $0.25   $2,600,000      Cash             7%
                          Placement

 10/__/03     Warrants     Private      5,200,000    $0.30       N/A          N/A             N/A
                          Placement

* Refer to Note 4 to the Interim Consolidated Financial Statements for full details of the Special Warrant financing.
** Two warrants plus $0.40 are required to exercise to receive one common share.
*** See Item 5.B.--Liquidity And Capital Resources, above, and Item 7.--Major Shareholders And Related Party Transactions, above.

     2.   Summary of securities as of October 31, 2003:

          a. Authorized: An unlimited number of common shares without par value.
          b. Issued: 29,048,058 common shares Options, warrants and convertible securities outstanding:

                                                         Exercise   Recorded
     Security Outstanding        Number    Expiry Date    Price       Value
     --------------------        ------    -----------    -----       -----
   Warrants                      860,289     8/2/04       $0.25        Nil
   Special Warrants            4,410,000      (a)          (a)      $661,500
   Series A Special Warrants     114,000      (a)          (a)         Nil
   Series B Special Warrants     285,000      (a)          (a)         Nil
   Warrants                    5,000,000    4/12/04       $0.40        Nil
   Agent's Warrants (b)          750,000    4/12/04       $0.25        Nil
   Options                     2,000,000    5/21/08       $0.25        Nil
   Bonus Warrants                125,000    10/09/04      $0.27        Nil
   Warrants (c)                5,200,000    12/31/04      $0.30        Nil

(a)  Refer to Note 4 to the Interim Consolidated Financial Statements.
(b) Two warrants plus $0.40 are required to exercise to receive one common share.
(c)  Refer to Item 5.B.--Liquidity And Capital Resources, above.

B.   Memorandum and Articles of Association

     Objects and Purposes of the Company. The Articles of Continuation of the Registrant provide that there are no restrictions on the business in which Registrant may engage.

     Continuation. In connection with "continuation" (transfer) of Registrant's incorporating jurisdiction from British Columbia to the Yukon Territories, Registrant's Articles of Continuance effectively became the governing Articles of Association or Memorandum of Registrant, in conjunction with Registrant's existing Articles which function as Registrant's By-Laws ("By-Laws"), subject to the Yukon Business Corporation Act (the "Act"). Unlike the previously governing British Columbia Companies Act, the Yukon Act does not require a majority of Registrant's directors to be resident in Canada (which they are not).

     Directors' Powers. Section 8 of the By-laws gives directors a broad discretion to manage the affairs of the Registrant. The directors may, from time to time on behalf of the Registrant, borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit, and may authorize the guaranteeing of any obligations of any other person. Furthermore, the directors may issue bonds, debentures and other debt obligations outright or as security for any liability or obligation of the Registrant or other person. Finally, the directors may mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the Registrant.

     Section 17.6 of the By-laws provides that the quorum necessary for the transaction of the business of the directors shall be a simple majority of directors, unless otherwise fixed by the directors.

     Section 14.6 of the By-Laws (and 8 of the Articles of Continuance) authorizes the Board of Directors to appoint one or more additional directors between annual general meetings, provided that the number of additional directors shall not exceed one third of the number elected at the last annual general meeting.

     Section 13.2 of the By-laws provides that the remuneration of the directors may be determined from time to time by the directors. There are no restrictions upon the directors' power to vote compensation to themselves or any members of their body.

     Section 16 of the By-laws provides that a director who is a party to a material contract or a proposed material contract with the Registrant or who is the director or an officer of or has a material interest in any person who is a party to a material contract, or a proposed material contract with the Registrant shall be counted in the quorum at a meeting voting on the proposed contract. Relevant disclosures shall be made at the time required by the applicable provisions of the Yukon Business Corporations Act (the "Act") and directors shall refrain from voting in respect of the material contract or proposed material contract if and when prohibited by the Act. Subject to the Act, a director who is prohibited by the Act from voting on a material contract or proposed material contract will be counted in determining whether a quorum is present for the purpose of the resolution.

     The directors have the authority under the By-Laws to appoint officers to serve at the pleasure of the Board. The powers of the directors set forth in the By-laws can be varied by amending the By-laws. Section 175 and 179 of the Act provides that a corporation may amend its Articles by filing with the registrar of corporations articles of amendment approved by shareholders by special resolution. A special resolution means a resolution passed by not less than two thirds of the votes cast by those members of a corporation who, being entitled to do so, vote in person or by proxy at an annual or special meeting of the corporation.

     Qualifications of Directors. There is no provision in the Articles imposing a requirement for retirement or nonretirement of directors under an age limit requirement.

     There is no requirement for directors to hold a share in the capital of the Registrant as qualification for his office. Section 106 of the Act provides that no person is qualified to act as a director if that person is under age 19, competent by reason of mental infirmity, or bankrupt:

     Section 102 of the Act provides that every corporation must have at least one director, and a distributing corporation must have not less than three directors, at least two of whom are not officers or employees of the corporation or its affiliates.

     Share Rights. The Registrant's authorized capital was increased by the Articles of Continuance to an unlimited number of common shares without par value. All of the authorized shares of common stock of the Registrant are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets, surpluses and profits and in all other respects, on liquidation, dissolution or winding up of the Registrant, whether voluntary or involuntary, or any other distribution of the assets of the Registrant among its shareholders for the purpose of winding up its affairs after the Registrant has paid out its liabilities. There are no time limits on dividend entitlement. The issued common shares are not subject to call or assessment rights or any pre-emptive or conversion rights. The holders of Shares are entitled to one vote for each Share on all matters to be voted on by the shareholders. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

     Changing the rights of shareholders, where such rights are attached to an issued class or series of shares requires amending the Articles as described in sections 175-179 of the Act and must be enacted via shareholder consent by special resolution, defined as requiring a two-thirds vote.

     Warrants. The Company issues warrants exercisable at specified prices for an indicated period of time in consideration for financing or other consideration.

     Meetings. The Act provides that the Registrant must hold an annual general meeting within 18 months of incorporation or amalgamation and not more than 15 months after the last annual general meeting was held. The Registrant must give to its shareholders entitled to receive notice of a general meeting not less than 21 days' and not more than 50 days' notice of any general meeting of the Registrant, but those shareholders may waive or reduce the period of notice for a particular meeting by unanimous consent in writing. Section 151 of the Act requires the directors of a reporting corporation to provide concurrently with notice of a general meeting a form of proxy for use by every shareholder entitled to vote at such meeting. Not less than 21 days before each annual general meeting of its shareholders the directors of the Registrant must place comparative financial statements, made up to a date not more than 6 months before the annual general meeting, and the report of the auditor to the shareholders.

     The Act provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may requisition the directors to call and hold a general meeting.

     Two persons present in person and entitled to vote at the meeting will constitute a quorum for a general meeting.

     Persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the auditor, if any, of the Registrant and others who although not entitled to vote are entitled or required under the provisions of the Act or By-laws of the Registrant to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

     Every shareholder, including a corporate shareholder, entitled to vote at meetings of shareholders may by instrument in writing appoint a proxy, who need not be a shareholder, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

     All questions at meetings of shareholders shall be decided by the majority of the votes cast in favor. Any question at a meeting of shareholders shall be decided by show of hands unless a ballot thereon is requested. If a poll is required by the chairman of the meeting or is duly demanded by a shareholder, a poll upon the question shall be taken in the manner the chairman of the meeting directs. In the case of an equality of votes, the chairman of the meeting will not be entitled to a second or casting vote.

     Limitations on Ownership of Securities. Except for as described in Item 10 D--Additional Information--Exchange Controls, there are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Registrant.

     Change in Control of Corporation. No provision of the Registrant's Articles of Continuation or By-Laws would have the effect of delaying, deferring, or preventing a change in control of the Registrant, and operate only with respect to a merger, acquisition or corporate restructuring of the Registrant or any of its subsidiaries.

     Ownership Threshold. There are no By-Law provisions governing the ownership threshold above which shareholder ownership must be disclosed. Upon reaching 10% of the issued capital, a shareholder is required to make disclosure of further acquisitions under the Securities Exchange Act.

     Conditions Governing Changes in Capital. There are no conditions imposed by the Articles of the Registrant regarding changes in the capital that are more stringent than is required by law.

C.   Material Contracts

     None outside ordinary course of business except as described above under "Item 4. Information On The Company" and "Item 5. Operating And Financial Review And Prospects."

D.   Exchange Controls

     There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Registrant's Common Shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding Common Shares of the Registrant) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

     Except as provided in the Investment Canada Act ("ICA"), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Registrant on the right of foreigners to hold or vote the Common Shares of the Registrant.

     The ICA, which became effective on June 30, 1985, requires a non-Canadian making an investment to acquire control, directly or indirectly, of a Canadian business, to file a notification or an application for review with Investment

Canada. An application for review must be filed if the investor is not a citizen or resident of a World Trade Organization member country, and the investment is over $50,000,000 or, if the investor is a citizen or resident of a World Trade Organization member country and the investment is over $223,000,000. For all acquisitions of a Canadian business which do not meet the threshold criteria for filing an application for review, the ICA requires the investor to file a notification.

     The provisions of the ICA are complex, and the above is a limited summary of the main provisions of the ICA. Any non-Canadian citizen contemplating an investment to acquire control of the Registrant should consult professional advisers as to whether and how the ICA might apply.

     For purposes of the ICA, direct acquisition of control means a purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business. An indirect acquisition of control means a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company carrying on a Canadian business in Canada.

E.   Taxation

     Canadian Federal Income Tax Consequences. The following is a summary of the material Canadian federal income tax considerations generally applicable to U.S. holders of the Registrant's Common Shares.

     The tax consequences to any particular holder of Common Shares will vary according to the status of that shareholder as either an individual, trust, corporation or member of a partnership, the jurisdiction in which the shareholder is subject to taxation, the place of residence of the shareholder and, generally, the shareholder's particular circumstances.

     This summary is applicable to only those shareholders who are resident in the United States, have never been resident in Canada, deal at arm's length with the Registrant, hold their Common Shares as capital property, and who will not use or hold the Common Shares in carrying on business in Canada. Special rules not discussed in this summary may apply to a U.S. shareholder that is an issuer carrying on business in Canada and elsewhere.

     This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, either the "Tax Act" or "ITA"), the Canada-United States Tax Convention current at the date of this Annual Report (the "Tax Convention"), and the current administrative practices of the Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

     This summary is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular shareholder and should not be so construed. Each shareholder should consult his or her own tax adviser with respect to the income tax consequences applicable in that shareholder's own particular circumstances.

     Dividends. In the case of any dividends paid to non-resident shareholders of the Registrant, the Canadian tax is withheld by the Registrant, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to the U.S. resident shareholders is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Registrant's voting shares). In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-resident shareholders is 25% of the gross dividend.

     Disposition of Common Shares. A non-resident of Canada is not subject to tax under the ITA in respect of capital gains realized upon the disposition of Common Shares listed on a prescribed stock exchange unless the shares represent `taxable Canadian property' to the shareholder. A Common Share of the Registrant will be deemed taxable Canadian property to a non-resident shareholder if, at any time during the five years preceding the disposition, the non-resident shareholder, persons with whom the non-resident shareholder did not deal at arm's length, or the non-resident shareholder and persons with whom he/she did not deal at arm's length, owned 25% or more of the issued Common Shares of the Registrant. In the case of a non-resident holder to whom Common Shares of the Registrant represent `taxable Canadian property' and who is a U.S. resident, generally no Canadian tax is payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property located in Canada or the U.S. shareholder previously held the shares while resident in Canada.

     If a non-resident shareholder disposes of the Registrant's Common Shares to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with that shareholder and which, immediately after the disposition, is connected with the Registrant (i.e., holds 10% or more of the voting rights and market value of the Registrant's Common Shares), the amount by which the fair market value of any consideration (other than shares of the purchasing corporation) exceeds the paid-up capital for the Common Shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation and subject to withholding taxes as described above.

     Where a shareholder disposes of Common Shares to the Registrant (unless the Registrant acquired the shares in the open market in like manner to any member of the public) the result will be a deemed dividend to the U.S. shareholder equal to the amount by which the consideration paid by the Registrant exceeds the paid-up capital of the Common Shares. The amount of such dividend will be subject to withholding tax as previously described.

F.   Dividends And Paying Agents

     Not applicable

G.   Statement By Experts

     Not applicable

H.   Documents On Display

     The Registrant's documents can be viewed at its North American office, located at Suite 520, 800 West Pender Street, Vancouver, B.C., Canada. Upon the effectiveness of this Form 20-F, the Registrant will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the Securities and Exchange Commission (the "SEC"). The Registrant's reports, registration statements and other information can be inspected on the SEC's website at www.sec.gov and such information can also be inspected. and copies ordered at the public reference facilities maintained by the SEC at the following location:

     Judiciary Plaza
     450 Fifth Street, N.W.
     Room 1024
     Washington, DC 20549

I.   Subsidiary Information

     The Company wrote off its foreign mineral properties in 1999, and abandoned its foreign subsidiaries during the year ended August 31, 2002. Since then, the Company has created one subsidiary and acquired another. The Company has incorporated a wholly owned subsidiary in Northern Ireland, called Dalradian Gold Inc., with its registered office at 52 Main Street, Gortin, Omagh, County Tyrone, Northern Ireland BT79 8PH. With the completion this year of the acquisition of Kremnica Gold a.s., referred to above as holder of the Kremnica Gold Project, the Company has another wholly owned subsidiary, incorporated in the Slovak Republic, with its registered office located at Horna 51, 974 00 Banska Bystrica, Slovak Republic.

Item 11. Quantitative And Qualitative Disclosures About Market Risk

     The Registrant has not entered into any activities in derivative financial instruments, other financial instruments, or derivative commodity instruments. The Registrant's financial assets in the form of cash and cash equivalents are held in short term interest-bearing deposits at institutions with high credit quality ratings. Non-material amounts of foreign currency may be held from time to time for the payment of operating expenses. As the Registrant is engaged in exploring mineral properties which, if successful, will produce commodities, it can be seen to be exposed indirectly to commodity risk. Such exposure cannot be accurately estimated by quantitative means although the risk would increase as the possibility of project success increased. Industry practice dictates that attempts to hedge commodity risk not begin until at least there are funding agreements in place supported by a bankable feasibility study. The Registrant has in the past and may in the future finance its activities by the sale of equity and/or debt instruments. This is also an indirect exposure to equity and/or interest-rate risk, which cannot be accurately estimated by quantitative means.

Item 12. Description Of Securities Other Than Equity Securities

     Not applicable.

Item 13. Defaults, Dividend Arrearages And Delinquencies

     Not applicable.

Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds

     Not applicable.

Item 15. Controls And Procedures

A.   Disclosure Controls And Procedures.

     Not applicable.

B.   Management's Annual Report On Internal Control Over Financial Reporting.

     Not applicable.

C.   Attestation Report of Registered Public Accounting Firm.

     Not applicable.

D.   Changes In Internal Controls Over Financial Reporting.

     There were no significant changes made in the Company's internal controls or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

     Not applicable.

Item 16B. Code Of Ethics

     Not applicable.

Item 16C. Principal Accountant Fees And Services

     Not applicable.

Item 16D. Exemptions From The Listing Standards For Audit Committees

     Not applicable.

Item 17. Financial Statements

     These financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and are expressed in Canadian dollars. Such financial statements have been reconciled to United States Generally Accepted Accounting Principles for measurement differences between Canadian and United States GAAP (see Note 10 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see "Item 3--Key Information--Selected Financial Data."

                    CONSOLIDATED FINANCIAL STATEMENTS

                    TOURNIGAN GOLD CORPORATION
                    (FORMERLY TOURNIGAN VENTURES CORPORATION)

                    VANCOUVER, BRITISH COLUMBIA, CANADA

                    MAY 31, 2003








                    1. STATEMENT OF EARNINGS AND DEFICIT

                    2. BALANCE SHEET

                    3. STATEMENT OF CASH FLOWS

                    4. NOTES TO FINANCIAL STATEMENTS

TOURNIGAN GOLD CORPORATION
Consolidated Balance Sheet

(Unaudited)                                       Expressed in Canadian Dollars
================================================================================

                                                      May 31,       August 31,
                                                       2003            2002
                                                   ------------    ------------

ASSETS

Current
    Cash and cash equivalents                      $    719,474    $     58,124
    Accounts receivable                                  18,394           4,094
    Deposits and prepaid expenses                        35,119           5,000
                                                   ------------    ------------

                                                        772,987          67,218

Mineral Properties (note 2)                             436,538           8,809
Equipment                                                15,717            --
Deferred Share Issue Costs                               32,446            --
                                                   ------------    ------------

                                                   $  1,257,688    $     76,027
                                                   ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current
    Accounts payable and accrued liabilities            337,180    $    204,091
    Loan payable                                         52,000          64,785
                                                   ------------    ------------

                                                        389,180         268,876
                                                   ------------    ------------


Shareholders' equity (deficiency)
    Share Capital (note 3)                           28,648,857      27,523,929
    Special Warrants (note 3)                           661,500            --
    Contributed surplus                                  18,400          18,400
    Share Subscriptions                                    --            15,000
    Deficit                                         (28,460,249)    (27,750,178)
                                                   ------------    ------------

                                                        868,508        (192,849)
                                                   ------------    ------------

                                                   $  1,257,688    $     76,027
                                                   ============    ============


On behalf of the Board:



_______________________ Director                _______________________ Director


TOURNIGAN GOLD CORPORATION
Consolidated Statement of Operations and Deficit

(Unaudited)                                                           Expressed in Canadian Dollars
===================================================================================================

                                             Three months ended              Nine months ended
                                                  May 31                          May 31
                                                  ------                          ------
                                           2003            2002            2003            2002
                                       ------------    ------------    ------------    ------------

OPERATING EXPENSES
    Advertising                        $      6,705    $       --      $     11,314    $       --
    Commissions                                --              --             9,100            --
    Communications                            9,302            --            19,810            --
    Consulting fees                         160,051           7,500         262,549          18,325
    Depreciation                                982            --             1,655            --
    Dues, fees and subscriptions                559            --             8,061            --
    Interest and bank charges                13,305           5,465          13,796          14,183
    Legal and professional                   15,697           8,436          71,594          14,821
    Office and rent                          14,768             216          57,889             691
    Promotion and investor relations          3,233            --             6,065            --
    Transfer agent and filing fees           16,183           7,524          34,406           8,628
    Travel                                   43,195          15,000         121,651          15,000
                                       ------------    ------------    ------------    ------------

Net loss from operations                   (283,980)        (44,141)       (617,890)        (71,648)

Other income (expense)

    Interest income                           3,100            --             3,100            --
    Property investigation costs            (95,281)           --           (95,281)           --
    Reversal of accounts payable               --            82,607            --            82,607
                                       ------------    ------------    ------------    ------------

Net income (loss) for the period           (376,161)         38,466        (710,071)         10,959


Deficit, beginning of period            (28,084,088)    (27,675,492)    (27,750,178)    (27,647,985)

                                       ------------    ------------    ------------    ------------

Deficit, end of period                 $(28,460,249)   $(27,637,026)   $(28,460,249)   $(27,637,026)
                                       ------------    ------------    ------------    ------------

Basic income (loss) per share          $      (0.04)   $       0.01    $      (0.09)   $       0.00
                                       ------------    ------------    ------------    ------------


Weighted average shares outstanding
                                          9,808,928       2,755,580       7,452,509       2,755,580
                                       ------------    ------------    ------------    ------------


                                                  F-3

TOURNIGAN GOLD CORPORATION
Consolidated Statement of Cash Flows

(Unaudited)                                                             Expressed in Canadian Dollars
=====================================================================================================

                                                 Three months ended            Nine months ended
                                                       May 31                        May 31
                                                       ------                        ------
                                                 2003           2002           2003           2002
                                             -----------    -----------    -----------    -----------

CASH FLOWS FROM OPERATING
ACTIVITIES
Net income (loss) for the period             $  (376,161)   $    38,466    $  (710,071)   $    10,959
Items not affecting cash:
  Amortization                                       982           --            1,655           --
  Reversal of accounts payable                      --          (82,607)          --          (82,607)
                                             -----------    -----------    -----------    -----------

                                                (375,179)       (44,141)      (708,416)       (71,648)
Changes in non-cash working capital Items:
  (Increase) decrease in receivables             (10,145)           (14)       (14,300)           942
  Increase in prepaid expenses                   (22,823)          --          (30,119)          --
  Decrease in advances receivable                 30,000           --             --             --
  Increase in accounts payable and accrued
  liabilities                                     51,157         26,820        133,089         53,034
                                             -----------    -----------    -----------    -----------
                                                (326,990)       (17,335)      (619,746)       (17,672)
                                             -----------    -----------    -----------    -----------

CASH FLOWS FROM INVESTING
ACTIVITIES
Purchase of equipment                            (12,929)          --          (17,372)          --
Mineral property expenditures                   (144,178)          --         (427,729)          --
                                             -----------    -----------    -----------    -----------
                                                (157,107)          --         (445,101)          --
                                             -----------    -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from special warrants issued               --             --          661,500           --
Net proceeds from issuance of shares           1,124,928           --        1,124,928           --
Share subscriptions                                 --           20,000        (15,000)        20,000
Reduction of loan payable                         (7,785)          --          (12,785)          --
Deferred share issue costs                          --             --          (32,446)          --
                                             -----------    -----------    -----------    -----------
                                               1,117,143         20,000      1,726,197         20,000
                                             -----------    -----------    -----------    -----------
Increase in cash and cash equivalents
during the period                                633,046          2,665        661,350          2,328
Cash and cash equivalents,  beginning of
period                                            86,428          1,902         58,124          2,239
                                             -----------    -----------    -----------    -----------

Cash and cash equivalents, end of period     $   719,474    $     4,567    $   719,474    $     4,567
                                             ===========    ===========    ===========    ===========


Supplemental disclosures with respect to
the consolidated statements of cash flows:    Three months ended May 31     Nine months ended May 31
                                             --------------------------    --------------------------
                                                 2003           2002           2003           2002
                                             -----------    -----------    -----------    -----------

Interest income received                           3,100           --            3,100           --

Cash paid during the period for:
     Interest                                     12,215          4,090         12,215          8,659
     Income taxes                                   --             --             --             --
                                             ===========    ===========    ===========    ===========


                                                 F-4

TOURNIGAN GOLD CORPORATION
Notes to Consolidated Financial Statements

Nine months ended May 31, 2003 - Unaudited         Expressed in Canadian Dollars
================================================================================

1.   NATURE OF OPERATIONS AND BASIS OF PRESENTATION
--------------------------------------------------------------------------------

The Company's principal business activity is the sourcing, exploration and development of mineral properties, primarily in Europe. During the year ended
August 31, 2002 the Company wrote off its foreign investments in Mali, West
Africa, which included all of its wholly owned subsidiaries. Consequently, the Company reported its current operations on a non-consolidated basis until the incorporation of its new subsidiary, Dalradian Gold Limited ("Dalradian"), a Company registered in Northern Ireland, on April 19, 2003. These financial statements include the accounts of Dalradian.

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements. The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements and should be read in conjunction with those statements. In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.


2.   MINERAL PROPERTIES
------------------------------------------------------------------------------------------
                                                           Incurred during
                                                        the nine month period
                                        Balance          ended May 31, 2003       Balance
                                       August 31,     ------------------------     May 31,
                                          2002        Acquisition  Exploration      2003
                                        --------      -----------  -----------    --------

Northern Ireland
Curraghinalt                                --            --         162,383       162,383
Tyrone                                      --            --          53,505        53,505
Omagh                                       --            --         114,411       114,411
Other Prospecting licenses and claims       --           6,692          --           6,692
                                                                                  --------

                                                                                   336,991
                                                                                  ========

Republic of Ireland
Prospecting licenses                        --           4,832          --           4,832
                                                                                  --------


El Salvador
El Potosi Project                          8,809        20,102        21,183        50,094
Cerro Pedernal Project                      --          20,101        16,100        36,201
                                                                                  --------

                                                                                    86,295
                                                                                  --------



British Columbia
Huckelberry Claims                          --           5,000          --           5,000
Rufus Claims                                --           3,000          --           3,000
Other B.C. claims                           --             420          --             420
                                                                                  --------

                                                                                     8,420
                                                                                  --------


TOTAL                                   $  8,809      $ 60,147      $367,582      $436,538
                                        ========      ========      ========      ========


                                           F-5

TOURNIGAN GOLD CORPORATION
Notes to Consolidated Financial Statements

Nine months ended May 31, 2003 - Unaudited         Expressed in Canadian Dollars
================================================================================

3.   SHARE CAPITAL
--------------------------------------------------------------------------------

The Company has an unlimited number of common shares without par value authorized for issuance.

The issued common shares are as follows:

                                                       Number         Amount
                                                   ------------    ------------

Balance as at August 31, 2002                         6,898,058    $ 27,523,929

Short Form Offering Document April 10, 2003           5,000,000    $  1,250,000
Brokers shares (issued as a fee)                        150,000    $     37,500
Issuance costs                                             --      $   (162,572)
                                                   ------------    ------------

Balance as at May 31, 2003                           12,048,058    $ 28,648,857
                                                   ============    ============


Short Form Offering Document - On April 10, 2003, the Company completed a financing by issuing 5,000,000 Units at $0.25 per Unit for total proceeds of $1,250,000. Each Unit consists of one common share and one common share purchase Warrant. Two Warrants entitle the holder to acquire an additional common share at a price of $0.40 per Warrant for a period of 12 months until April 12, 2004. The agent was issued 150,000 Common Shares as a corporate finance fee and was paid a commission of 7% ($87,500). The agent also received an "Agent's Warrant" entitling the agent to purchase 750,000 common shares at a price of $0.25 per share for a period of one year, until April 12, 2004. The purpose of the offering was to raise funds to develop the Company's gold projects in El Salvador and Northern Ireland.

Special Warrant Financing - On September 27, 2002, the Company completed a financing by issuing 4,410,000 Special Warrants at $0.15 per special warrant for proceeds of $661,500. As at August 31, 2002, the Company had received subscriptions of $15,000. Each Special Warrant is convertible into one unit consisting of one common share and 1/2 share purchase warrant. The conversion date will be the earlier of August 22, 2003 or five business days after date of issuance of a receipt by the British Columbia Securities Commission for a final prospectus relating to the distribution of common shares and warrants upon the exercise of Special Warrants. Upon conversion, two half-warrants are exercisable into one common share at $0.25 per share expiring September 27, 2004. As part of the financing, the agent was issued 114,000 Series "A" Special Warrants which are convertible at no charge into an equal number of common shares until September 28, 2003, and 285,000 Series "B" Special Warrants which are convertible for no fee into an equal number of warrants, which are then exercisable into an equal number of common shares at $0.25 per share until September 27, 2004.

The Company also had the following other securities outstanding as at May 31, 2003:

                   Balance                               Balance
       Exercise   August 31     Issued     Exercised     May 31,
Type     Price      2002      (Cancelled)  (Expired)      2003       Expiry date
--------------------------------------------------------------------------------

Wts       $0.10   1,000,000           -            -   1,000,000    July 5, 2003
Wts       $0.25     860,289           -            -     860,289  August 2, 2004
Options   $0.25           -   2,000,000            -   2,000,000    May 21, 2008

TOURNIGAN GOLD CORPORATION
Notes to Consolidated Financial Statements

Nine months ended May 31, 2003 - Unaudited         Expressed in Canadian Dollars
================================================================================

4.   RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

The Company had the following related party transactions for the nine-month period ended May 31, 2003:

(a) - During the nine-month period, the Company incurred consulting fees of $109,025 (2002: $7,500) from directors of the Company. Capitalized mineral property exploration costs include $41,317 (2002: Nil) of geological consulting fees incurred during the period from a director of the Company. Property investigation costs include $2,275 (2002: Nil) of consulting fees incurred during the period from a director of the Company.

(b) - Accounts payable includes $26,929 (2002: Nil) payable to directors for unpaid consulting fees.

(c) - A firm in which the principal is the Corporate Secretary of the Company charged legal fees of $24,108 (2002: Nil).

5.   SEGMENTED INFORMATION
--------------------------------------------------------------------------------

The Company operates in a single business segment: mineral exploration and development. Mineral properties having balance sheet values as at May 31, 2003 were in Canada, Northern Ireland, Republic of Ireland and El Salvador (refer to
Note 3). The Company retains some other B.C., Canada, mineral claims that were previously written down to no value.
                                                           Republic
                      Canada   N. Ireland   El Salvador   of Ireland   Total
                      ------   ----------   -----------   ----------   -----
Mineral properties   $ 8,420    $ 336,991    $ 86,295      $ 4,832   $ 436,538
                     ---------------------------------------------------------

                        2%         77%          20%           1%        100%
                     =========================================================

6.   SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

On June 13, 2003, the Company commenced a drilling program on the Glenlark Prospect, part of the Tyrone Project in Northern Ireland.

On June 20, 2003, the Company mobilized a second drill for its Glenlark
Prospect.

On June 26, 2003, the Company entered into a letter of intent with Quest Investment Corp. ("Quest"), whereby Quest would loan the Company $550,000 towards the purchase of Kremnica Gold A.S., ("Kremnica"), a Slovak Republic corporation, from Argosy Minerals Inc. ("Argosy"), an Australian publicly listed junior mining company.

On July 5, 2003, all 1,000,000 warrants outstanding pursuant to the July 2002 private placement were exercised at $0.10 for total proceeds of $100,000, resulting in the issuance of 1,000,000 shares.

On July 11, 2003, the Company completed the acquisition of all the outstanding shares of Kremnica. The initial letter of intent had been entered into on March 19, 2003 with Argosy, which wholly owned Kremnica. The principal asset of Kremnica is the Kremnica Gold Project, a mining license of 12.5 sq. km, including title to the Kremnica Mine. The letter of intent provided for a 90 day due diligence period. Upon closing, Quest advanced the Company $550,000 of which $500,000 was for the purchase of Kremnica. The loan is to be repaid December 31, 2003 and bears interest at 12% per annum, compounded monthly. The company has also agreed to issue 250,000 common shares to Quest.

TOURNIGAN GOLD CORPORATION
Notes to Consolidated Financial Statements

Nine months ended May 31, 2003 - Unaudited         Expressed in Canadian Dollars
================================================================================

7. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")
--------------------------------------------------------------------------------

These financial statements are prepared in accordance with Canadian GAAP, which differs in certain respects from United States GAAP. The differences are reconciled and quantified on the Company's annual financial statements on an annual basis. Material differences in Canadian and United States GAAP as they pertain to these financial statements are summarized below:

     a) Under Canadian GAAP, the Company has recorded its exploration and acquisition costs as an asset. Under U.S. GAAP, exploration and acquisition costs are expensed unless the property to which the costs relate has economically recoverable reserves. At this stage, the Company has not yet identified economically recoverable reserves on its properties. Accordingly, under U.S. GAAP, the $436,538 in mineral property costs is to be expensed. Expensing mineral property costs would result in the following:

          o Increase the net loss for the period to $1,137,800 (2002: reduce net income to $2,150);
          o    Increase the basic loss per share to $0.15 (2002: $0.00);
          o    Decrease the Company's assets to $821,150 (2002: $67,218).

         Statement of cash flow under U.S. GAAP would change as follows:

          o    Cash used for operations would increase to $1,047,475 (2002:
               $17,672);
          o Cash used for investing activities would decrease to $17,372 (2002: Nil).

     b) Under Canadian GAAP, the Company has not recorded any compensation expense for stock options but has previously given certain information regarding the compensation expense. For U.S. GAAP purposes, the Company continues to record compensation expense for stock options using the intrinsic value method.

                   FINANCIAL STATEMENTS


                   TOURNIGAN GOLD CORPORATION
                   (formerly Tournigan Ventures Corporation)

                   VANCOUVER, BRITISH COLUMBIA, CANADA

                   AUGUST 31, 2002 AND 2001







                   1. AUDITORS' REPORT

                   2. STATEMENTS OF EARNINGS AND DEFICIT

                   3. BALANCE SHEETS

                   4. STATEMENTS OF STOCKHOLDERS' EQUITY

                   5. STATEMENTS OF CASH FLOWS

                   6. NOTES TO FINANCIAL STATEMENTS

                                AUDITORS' REPORT




To the Directors of Tournigan Gold Corporation

We have audited the balance sheets of Tournigan Gold Corporation as at August 31, 2002 and 2001 and the statements of stockholders' equity, earnings and deficit and cash flows for the years ended August 31, 2002, 2001, and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2002 and 2001 and the results of its operations and cash flows for the years ended August 31, 2002, 2001, and 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.



Vancouver, British Columbia, Canada                        "BEDFORD CURRY & CO."
December 10, 2002                                          CHARTERED ACCOUNTANTS



   COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the consolidated financial statements. Our report to the shareholders dated December 10, 2002 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.


Vancouver, British Columbia, Canada                        "BEDFORD CURRY & CO."
December 10, 2002                                          CHARTERED ACCOUNTANTS


Tournigan Gold Corporation

STATEMENTS OF EARNINGS AND DEFICIT


Years ended August 31, 2002, 2001 and 2000                              Expressed in Canadian dollars

                                                             2002            2001            2000
                                                         ------------    ------------    ------------
EXPENSES
Consulting fees                                          $     59,830          52,500          55,000
Legal and professional                                         42,972          38,236          32,285
Travel                                                         26,635           9,878          22,008
Trustee and filing fees                                        23,413          18,538          14,583
Interest and bank charges                                      14,287          21,491          14,355
Office and rent                                                 6,221           7,044           4,655
Commissions                                                     5,000            --              --
Promotion                                                       3,731           3,508            --
Communications                                                  3,559            --              --
Property tax, dues, fess and licenses                           1,137           1,571           4,329
Foreign exchange                                                  182            --              --
Reclamation expense                                              --            12,249            --
                                                         ------------    ------------    ------------

                                                             (186,967)       (165,015)       (147,215)
OTHER ITEMS

Reversal of accounts payable                                   98,374            --              --
Write-down of real estate                                     (13,600)           --              --
Investigation costs - fees and non-refundable advances           --           (41,077)           --
Provision for loss on note receivable                            --        (1,102,500)           --
Gain on disposal of equipment                                    --            42,120            --
Mineral properties written-off                                   --              (128)           --
Foreign exchange loss                                            --              --           (19,640)
Provision for loss on marketable securities                      --              --            (6,000)
Loss on settlement of debt                                       --              --            (4,346)

                                                               84,774      (1,101,585)        (29,986)
                                                         ------------    ------------    ------------

NET LOSS                                                     (102,193)     (1,266,600)       (177,201)

Deficit, beginning of year                                (27,647,985)    (26,381,385)    (26,204,184)
                                                         ------------    ------------    ------------

DEFICIT, end of year                                     $(27,750,178)    (27,647,985)    (26,381,385)
                                                         ============    ============    ============



NET LOSS PER SHARE - BASIC / DILUTED                     $      (0.03)          (0.47)          (0.01)
                                                         ============    ============    ============

WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING                                3,624,533       2,694,340      25,106,203
                                                         ============    ============    ============


                                                  F-11

Tournigan Gold Corporation

BALANCE SHEETS


August 31, 2002 and 2001                           Expressed in Canadian dollars

                                                       2002            2001
                                                   ------------    ------------
ASSETS

Current
    Cash and short-term investments                $     58,124           2,239
    Accounts receivable                                   4,094           3,484
    Deposits                                              5,000            --
                                                   ------------    ------------

Total current assets                                     67,218           5,723

Mineral properties [Note 3]                               8,809            --
Real estate                                                --            13,600
                                                   ------------    ------------

Total assets                                       $     76,027          19,323
                                                   ============    ============


LIABILITIES

Current
    Accounts payable and accrued expenses          $    204,091         271,077
    Loan payable [Note 4]                                64,785          74,785
                                                   ------------    ------------

Total current liabilities                               268,876         345,862

Convertible loans payable                                  --           200,482
                                                   ------------    ------------

Total liabilities                                       268,876         546,344

STOCKHOLDERS' DEFICIENCY

Share capital [Note 5]                               27,523,929      27,102,564
Contributed surplus                                      18,400          18,400
Share subscriptions [Note 9]                             15,000            --
Deficit                                             (27,750,178)    (27,647,985)
                                                   ------------    ------------

Total stockholders' deficiency                         (192,849)       (527,021)
                                                   ------------    ------------

Total liabilities and stockholders' deficiency     $     76,027          19,323
                                                   ============    ============


APPROVED ON BEHALF OF THE BOARD:

"HEIN POULUS"                               "DAMIEN REYNOLDS"
------------------------------------        ------------------------------------
Director                                    Director

                                      F-12

Tournigan Gold Corporation

STATEMENTS OF STOCKHOLDER'S EQUITY


Years ended August 31, 2002, 2001 and 2000                                               Expressed in Canadian dollars



                                       Common Stock           Contributed       Share       Accumulated
                                  Shares          Amount        Surplus     Subscriptions     Deficit          Total
                               ------------    ------------   ------------  -------------   ------------    ------------

Balance, August 31, 1999         24,924,870    $ 26,857,615   $     18,400   $       --     $(26,204,184)   $    671,831

2000
Common stock issued for
    finders fee                     181,333            --             --             --             --              --
Net loss                               --              --             --             --         (177,201)       (177,201)
                               ------------    ------------   ------------   ------------   ------------    ------------

Balance, August 31, 2000         25,106,203      26,857,615         18,400           --      (26,381,385)        494,630

2001
Common stock issued for
    debt settlement               2,449,594         244,949           --             --             --           244,949
10:1 share consolidation        (24,800,217)           --             --             --             --              --
Net loss                               --              --             --             --       (1,266,600)     (1,266,600)
                               ------------    ------------   ------------   ------------   ------------    ------------

Balance, August 31, 2001          2,755,580      27,102,564         18,400           --      (27,647,985)       (527,021)

2002
Common stock issued for cash      2,000,000         100,000           --             --             --           100,000
Common stock issued for
    debt settlement               2,142,478         321,365           --             --             --           321,365
Shares to be issued                    --              --             --           15,000           --            15,000
Net loss                               --              --             --             --         (102,193)       (102,193)
                               ------------    ------------   ------------   ------------   ------------    ------------

Balance, August 31, 2002          6,898,058    $ 27,523,929   $     18,400   $     15,000   $(27,750,178)   $   (192,849)
                               ============    ============   ============   ============   ============    ============


                                                         F-13

Tournigan Gold Corporation

STATEMENTS OF CASH FLOWS


Years ended August 31, 2002, 2001 and 2000                       Expressed in Canadian dollars



                                                           2002          2001          2000
                                                        ----------    ----------    ----------
OPERATIONS

Net loss                                                $ (102,193)   (1,266,600)     (177,201)
Items not involving cash:
    Write-down of real estate                               13,600          --            --
    Reversal of accounts payable                           (98,374)         --            --
    Gain on disposal of equipment                             --         (42,120)         --
    Mineral properties written-off                            --             128          --
    Provision for loss on note receivable                     --       1,102,500          --
    Loss on foreign exchange                                  --            --          19,640
    Provision for loss on marketable securities               --            --           6,000
                                                        ----------    ----------    ----------

                                                          (186,967)     (206,092)     (151,561)
Changes in non-cash working capital balances:
    Increase in accounts payable and accrued expenses      152,271        72,288        83,793
    Increase in deposits                                    (5,000)         --            --
    Decrease (increase) in accounts receivable                (610)       11,844         3,399
                                                        ----------    ----------    ----------

Cash used in operations                                    (40,306)     (121,960)      (64,369)

FINANCING
Shares issued                                              100,000          --            --
Share subscriptions received                                15,000          --            --
Convertible loans                                             --          80,000          --
Repayment of loan payable                                  (10,000)      (42,120)         --
Promissory note                                               --          40,620        64,455
                                                        ----------    ----------    ----------

Cash provided by financing                                 105,000        78,500        64,455

INVESTING

Mineral property expenditures                               (8,809)         --            --
Proceeds from sale of equipment                               --          42,120          --
                                                        ----------    ----------    ----------

Cash provided by (used in) investing                        (8,809)       42,120          --
                                                        ----------    ----------    ----------

Increase (decrease) in cash                                 55,885        (1,340)           86

Cash, beginning of year                                      2,239         3,579         3,493
                                                        ----------    ----------    ----------

CASH, end of year                                       $   58,124         2,239         3,579
                                                        ==========    ==========    ==========


SUPPLEMENTAL CASH FLOW INFORMATION
During the year, the Company issued 2,142,478 common shares to settle outstanding debts of
$321,365.

                                          F-14

Tournigan Gold Corporation

NOTES TO FINANCIAL STATEMENTS


Years ended August 31, 2002, 2001 and 2000         Expressed in Canadian dollars


1.   NATURE OF OPERATIONS
--------------------------------------------------------------------------------

Tournigan Gold Corporation, formerly Tournigan Ventures Corporation ("the Company"), is a public company listed on the TSX Venture Exchange. In conjunction with the continuation of it incorporating jurisdiction from British Columbia to the Yukon Territories, the Company changed its name on December 3, 2002. At that time, the Articles of Continuance were amended to change the authorized share capital from 100,000,000 common shares without par value to an unlimited number of common shares. Shares of the Company were suspended from trading effective January 25, 2002 for failure to file its comparative audited financial statements for the year ended August 31, 2001. The statements were subsequently filed and on May 21, 2002, the TSX Venture Exchange reinstated trading of the Company's shares.

The Company's principal business activity is the sourcing, exploration and development of mineral properties. The Company is currently seeking and investigating new mineral exploration opportunities. During the year the Company wrote off its foreign investments in Mali, West Africa, which included all of its wholly owned subsidiaries. Consequently, the Company is reporting on a non-consolidated basis. The comparative figures are consolidated.

At August 31, 2002, the Company had a working capital deficiency of $201,658 (2001: $340,139) and incurred a loss of $102,193 (2001: $1,266,600) for the year ended August 31, 2002. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs.

The financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities at amounts different from those reflected in these financial statements and at amounts different from those reflected in the accompanying financial statements.


2.   SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

Mineral properties - Mineral property costs comprise initial property acquisition costs and related property option payments, which are recorded when paid. Option payments receivable by the Company are credited against mineral property costs when received. Exploration and development costs relating to mineral properties are deferred until properties are brought into production, when the deferred costs are amortized on a unit-of-production basis over economically recoverable reserves. Mineral properties and deferred costs are written off when properties are abandoned or sold.

Real estate - Real estate is recorded at the lower of cost or net recoverable value.

Translation of foreign currencies - Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at the year-end rates of exchange. Non-monetary assets are translated into Canadian dollars at the historic rates in effect when the assets were acquired. Exchange gains and losses arising on translation are included in determining current earnings.

Financial instruments - The Company's financial instruments consist of cash and short-term investments, accounts receivable, deposits, accounts payable and accrued expenses, and loan payable. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments mentioned and that their fair values approximate their carrying values.

Tournigan Gold Corporation

NOTES TO FINANCIAL STATEMENTS


Years ended August 31, 2002, 2001 and 2000         Expressed in Canadian dollars


2.   SIGNIFICANT ACCOUNTING POLICIES (continued)
--------------------------------------------------------------------------------

Stock options - Effective January 1, 2002 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants on "Stock-Based Compensation and Other Stock-Based Payments". These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees be measured and recorded in the financial statements at fair value. The Company, as permitted by the new recommendations, has chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees and in accordance with the recommendations will provide certain pro forma information required by the fair value method of accounting for stock options for non-employees.

Earnings per share - Effective September 1, 2001, the Company retroactively adopted the new accounting recommendations made by the Canadian Institute of Chartered Accountants for presentation and disclosure of basic and diluted earnings per share. The Company has adopted the "treasury stock method" in computing earnings per share. The retroactive impact of adopting the new recommendations had no significant impact on the Company's basic and diluted earnings per share.

Basic earnings per common share are calculated on the net earnings using the weighted average number of shares outstanding during the fiscal period.

For the year ended August 31, 2002, the existence of warrants affects the calculation of loss per share on a fully diluted basis. As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

Income taxes - The Company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax income rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses for the period. Actual results could differ from those estimates.

Tournigan Gold Corporation

NOTES TO FINANCIAL STATEMENTS


Years ended August 31, 2002, 2001 and 2000         Expressed in Canadian dollars


3.   MINERAL PROPERTIES
--------------------------------------------------------------------------------
                   Balance      Expenses     Balance      Expenses     Balance
                  August 31,  (write-offs)  August 31,  (write-offs)  August 31,
                     2000                     2001                      2002
--------------------------------------------------------------------------------
British Columbia
Bear Pass           $ 121         (121)       8,888          --          --
--------------------------------------------------------------------------------
Huckleberry             4           (4)        --            --          --
--------------------------------------------------------------------------------
Dalhousie               3           (3)        --            --          --
--------------------------------------------------------------------------------
El Salvador
Potosi Project       --           --           --           8,809       8,809
--------------------------------------------------------------------------------
                    $ 128         (128)        --           8,809       8,809
================================================================================

British Columbia - The Company has halted development of its British Columbian mineral property interests. The claims will be retained until the properties can be reassessed.

El Salvador - On August 24, 2002, the Company entered into a Memorandum of Understanding with Brett Resources Inc. whereby the Company can acquire a 100% interest in the El Potosi project, and a 60% interest in the Cerro Pedernal project, both of which are in El Salvador. The El Potosi project requires staged payments totaling US $1,450,000 over a five-year period. The first payment of US $25,000 was paid subsequent to August 31, 2002. The Cerro Pedernal project requires staged exploration expenses totaling US $500,000 over a five-year period. The first year's required expenditure is US $35,000. The Company is in the process of preparing a formal option agreement with Brett Resources Inc.


4.   LOAN PAYABLE
--------------------------------------------------------------------------------

The Company has defaulted on an advance in 1999 of US $65,000, secured by specific charges on certain mining equipment. On October 3, 2000, the Company sold certain mining equipment, which had been written off for accounting purposes, for $42,120 (US $27,562) and applied the proceeds to the loan payable. On July 12, 2002, an additional $10,000 was paid to the lender.


Tournigan Gold Corporation

NOTES TO FINANCIAL STATEMENTS


Years ended August 31, 2002, 2001 and 2000         Expressed in Canadian dollars


5.   SHARE CAPITAL
------------------------------------------------------------------------------------------------------
The Company has 100,000,000 common shares without par value authorized for issuance.

The issued common shares are as follows:                   2002                         2001
                                                   Number        Amount        Number         Amount
------------------------------------------------------------------------------------------------------
Balance, beginning of year                        2,755,580   $27,102,564    25,106,203    $26,857,615
Shares issued for:
    Shares for debt                               2,142,478       321,365     2,449,594        244,949
    Private placement                             2,000,000       100,000          --             --
------------------------------------------------------------------------------------------------------
                                                  6,898,058    27,523,929    27,555,797     27,102,564
Less: 10:1 share consolidation March 26, 2001          --            --     (24,800,217)          --
------------------------------------------------------------------------------------------------------
Balance, end of year                              6,898,058   $27,523,929     2,755,580    $27,102,564
======================================================================================================

Stock options - The Company had no outstanding stock options at August 31, 2002.

Shares for debt - In June 2002, the Company settled non arms-length accounts payable of $63,285 by issuing 421,900 shares at $0.15 per share. The Company also settled arms-length Convertible Loans of $214,527 and other accounts payable of $43,553 by issuing 1,720,578 units at $0.15 per unit. Each unit consists of one common share and 1/2 share purchase warrant whereby one full warrant may be exercised for a two year period to purchase one common share at $0.25 per share.

Private placement - During the year, the Company issued 2,000,000 units at $0.05 per unit, for total proceeds of $100,000. Each unit consists of one common share and 1/2 share purchase warrant, whereby one full warrant can be exercised for a one year period to purchase one common share at $0.10 per share.

Warrants - Outstanding warrants are as follows:

--------------------------------------------------------------------------------
              Balance                               Balance
  Exercise   August 31     Issued      Exercised   August 31,
    Price      2001      (Cancelled)   (Expired)      2002         Expiry date
--------------------------------------------------------------------------------
    $0.10          -     1,000,000           -    1,000,000       July 5, 2003
    $0.25          -       860,289           -      860,289     August 2, 2004
================================================================================

Tournigan Gold Corporation

NOTES TO FINANCIAL STATEMENTS


Years ended August 31, 2002, 2001 and 2000         Expressed in Canadian dollars


6.   INCOME TAXES
--------------------------------------------------------------------------------

The Company has incurred mineral property exploration expenditures both in Canada and overseas. These expenditures will be available to be deducted in the determination of future taxable income. The Company has not yet determined the appropriate amount of these expenditures by income tax classification and has not determined its losses available to reduce future taxable income either in Canada or abroad for carry-forward purposes. Accordingly, no tax benefit has been recognized in these financial statements on account of these losses.


7.   RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

The Company had the following related party transactions:

(a) - The Company incurred consulting fees of $49,662 (2001: $52,500) from directors of the Company. Capitalized mineral property costs include $7,735 (2001: $nil) consulting fees paid to a director of the Company.

(b) - Accounts payable includes $49,112 (2001: $57,500) payable to two directors for unpaid consulting fees.

(c) - The Company issued 421,900 shares to settle $63,285 of debt to a director of the Company.

(d) - A Law firm in which a partner is a former director of the Company charged legal fees of $12,900 (2001: $nil).

(e) - A firm in which the principal is the Corporate Secretary of the Company charged legal fees of $12,273 (2001: $nil).


8.   CONTINGENCIES
--------------------------------------------------------------------------------

(a) - On February 19, 1999, the Company received a writ of summons filed in the Supreme Court of British Columbia by Orovi Corporation ("Orovi"). The statement of claim alleges that the Company failed to complete the funding of an Exploration Drilling Program and that certain exploration equipment is not available for use or is not in good working order. Orovi is seeking damages, interest and costs. The Company, on March 10, 1999, filed a statement of defense, denied the allegations and denied that Orovi beneficially owns all of the issued and outstanding shares of Orovi Ghana as alleged. The claimant has taken no further action on the matter, and the directors believe the claim is without merit.

(b) - On April 8, 1997, the Company commenced a claim in the British Columbia Supreme Court against Quest, White Willow and Phil McLean ("Quest"). The statement of claim alleges that the defendants were in breach of contract and fiduciary duty regarding the diamond drilling agreement for the Company's property in Ghana, West Africa. The Company has sought restitution for the equipment purchased but not delivered, as well as for costs incurred due to the breach in the aggregate amount of $1,500,000. The Supreme Court of British Columbia ordered the equipment be the property of Quest and that Ralph Shearing transfer title to 49% of the shares in Quest to Orovi Ghana Limited.

(c) - The Government of Mali, in 1999, seized mining equipment and supplies of the Company for infractions to Customs Codes. The Government of Mali alleges that the Company imported mining equipment and materials without any declaration to the Customs office of Mali. There are duties and penalties of approximately $1,700,000 requested by the Government of Mali. To the knowledge of the directors, any claim by the Government of Mali would be against the Company's defunct Mali subsidiary and not against the Company itself.

Tournigan Gold Corporation

NOTES TO FINANCIAL STATEMENTS


Years ended August 31, 2002, 2001 and 2000         Expressed in Canadian dollars


9.   SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

Special Warrant Financing - On September 27, 2002, the Company completed a financing by issuing 4,410,000 Special Warrants at $0.15 per special warrant for proceeds of $661,500. As at August 31, 2002, the Company had received subscriptions of $15,000. Each Special Warrant is convertible into one unit consisting of one common share and 1/2 share purchase warrant. The conversion date will be the earlier of August 22, 2003 or five business days after date of issuance of a receipt by the British Columbia Securities Commission for a final prospectus relating to the distribution of common shares and warrants upon the exercise of Special Warrants. Upon conversion, two half-warrants are exercisable into one common share at $0.25 per share expiring September 27, 2004. As part of the financing, the agent was issued 114,000 Series "A" Special Warrants which are convertible at no charge into an equal number of common shares until September 28, 2003, and 285,000 Series "B" Special Warrants which are convertible for no fee into an equal number of warrants, which are then exercisable into an equal number of common shares at $0.25 per share until September 27, 2004.

Omagh Gold Project, Northern Ireland, UK - On September 24, 2002 the Company entered into a Letter Agreement ("EGR Agreement") with European Gold Resources Inc. ("EGR") to acquire an option for a 75% interest in the Omagh Project ("Omagh"). The EGR Agreement requires payment of $25,000 and the issuance of 100,000 common shares of the Company upon completion of a formal agreement. Thereafter, the EGR Agreement additionally requires staged payments totaling $100,000 and the issuance of 300,000 common shares. The Company will earn a 60% interest in Omagh by incurring exploration, development and maintenance costs of $4,000,000 during the first four years, including $600,000 in the first year for the construction and commissioning of a pilot plant. The Company can earn an additional 15% interest by completing a bankable feasibility study. However, at the time the Company has incurred total costs of $3,000,000, it can elect not to continue incurring costs and will be deemed to have acquired a 51% interest in Omagh. Additional payments are due to EGR for reimbursement of prior expenditures on the property, payable in cash or shares depending upon the election of the Company, as to one-half the consideration, and the election of EGR, as to the other half of the consideration. Such consideration will be proportionate to the Company's interest in the property (51%, 60% or 75%). The maximum payment due is limited as to a) Permit Expenses: $750,000, payable within 90 days of the completion of a bankable feasibility study, b) Freehold property costs: (pound)525,000, and c) Infrastructure costs: $300,000. Items (b) and (c) are payable within 90 days of the Company receiving construction financing.

County Tyrone Project, Northern Ireland, UK - On November 7, 2002 the Company entered into a Letter Agreement ("Strongbow Agreement") with Strongbow Resources Inc. ("Strongbow") to acquire up to a 100% interest in two exploration licenses in County Tyrone. The Strongbow Agreement allows for a 60 day due diligence period.

The first agreement covers the Curraghinalt project ("Curraghinalt"). The Company can earn a 51% interest in Curraghinalt by incurring $2,000,000 in exploration costs during the first three years, including $250,000 in the first year. After the 51% interest is earned, Strongbow may elect to maintain its 49% interest by paying its share of future costs. In the absence of Strongbow's election, the Company can earn a 60% interest by incurring additional exploration and development expenditures of $2,000,000 in the first five years. The Company can earn an additional 15% interest by completing a bankable feasibility study within seven years, for a total interest of 75%. Finally, the Company can acquire the remaining 25% interest from Strongbow upon completion of the feasibility study by issuing shares to Strongbow based on a 90 day trading average.

Tournigan Gold Corporation

NOTES TO FINANCIAL STATEMENTS


Years ended August 31, 2002, 2001 and 2000         Expressed in Canadian dollars


9.   SUBSEQUENT EVENTS (continued)
--------------------------------------------------------------------------------

The second agreement covers the Tyrone project ("Tyrone"). The Company can earn a 50% interest in Tyrone by incurring $1,500,000 in exploration costs during the first three years, including $200,000 in the first year, which must include 1,000 meters of drilling within six months of signing the Agreement. At that time, Strongbow may elect to maintain its 50% interest by paying its share of future costs. In the absence of Strongbow's election, the Company can earn a 60% interest by incurring additional exploration and development expenditures of $1,500,000 in the first five years. The Company can earn an additional 15% interest by completing a bankable feasibility study within seven years, for a total interest of 75%. Finally, the Company can acquire the remaining 25% interest from Strongbow upon completion of the feasibility study by issuing shares to Strongbow based on a 90 day trading average.

Lease Agreement - On September 1, 2002 the Company entered into a lease agreement covering its office premises for a period of six months at $2,500 per month.


10.  SEGMENTED INFORMATION
--------------------------------------------------------------------------------

The Company operates in a single business segment: Mineral exploration and development. All mineral properties having a balance sheet value as at August 31, 2002 were in El Salvador. The Company retains some B.C., Canada, mineral claims that were previously written down to no value.


11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
--------------------------------------------------------------------------------

The consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") conform to those generally accepted in the United States ("US GAAP"), in all material respects, except as noted below:

                                            2002          2001           2000
--------------------------------------------------------------------------------
Net loss as reported in accordance
    with Canadian GAAP                   $ (102,193)   (1,266,600)     (177,201)
Adjustments:
Mineral property costs expensed              (8,809)         --            (128)
Mineral property costs written-off             --             128          --
--------------------------------------------------------------------------------

Net loss under US GAAP                   $ (111,002)   (1,266,472)     (177,329)
================================================================================

Net loss per share under US GAAP         $    (0.03)        (0.47)        (0.01)
================================================================================

Stock based compensation - The Company records compensation expense for U.S. GAAP purposes following the fair value method of accounting for stock issued to employees. The Company uses the Black Scholes option pricing model to value its stock options. There was no compensation expense at August 31, 2002 as the Company had no outstanding stock options.

Tournigan Gold Corporation

NOTES TO FINANCIAL STATEMENTS


Years ended August 31, 2002, 2001 and 2000         Expressed in Canadian dollars


11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
--------------------------------------------------------------------------------

Net earnings per share - Under U.S. GAAP performance based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding. The Company's escrow shares are not performance based and therefore no adjustments have been made to the calculation of earnings per share.

Mineral properties - Under Canadian GAAP acquisition and exploration costs are capitalized. Under U.S. GAAP costs are expensed as incurred unless commercial feasibility is established.

Under U.S. GAAP mining properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed as there are no capitalized properties for U.S. GAAP purposes.

Balance sheets - The application of U.S. GAAP would have the following effect on the balance sheets:

                                                            2002         2001
--------------------------------------------------------------------------------
Total assets under Canadian GAAP                         $  76,027       19,323
Adjustment - to U.S. GAAP                                   (8,809)        --
--------------------------------------------------------------------------------
Total assets under U.S. GAAP                             $  67,218       19,323
================================================================================

Total liabilities under Canadian GAAP                    $ 268,876      546,344
Adjustment - to U.S. GAAP                                     --           --
--------------------------------------------------------------------------------
Total liabilities under U.S. GAAP                          268,876      546,344
--------------------------------------------------------------------------------
Total stockholders' deficiency under Canadian GAAP        (192,849)    (527,021)
Adjustment - to U.S. GAAP                                   (8,809)        --
--------------------------------------------------------------------------------
Total deficiency under U.S. GAAP                          (201,658)    (527,021)
--------------------------------------------------------------------------------
Total liabilities and deficiency under U.S. GAAP         $  67,218       19,323
================================================================================

Tournigan Gold Corporation

NOTES TO FINANCIAL STATEMENTS


Years ended August 31, 2002, 2001 and 2000         Expressed in Canadian dollars


11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
--------------------------------------------------------------------------------

Earnings per share reconciliation - Under U.S. GAAP the Company must provide a reconciliation of the numerators and the denominators of basic and diluted earnings per share:

                                           2002           2001          2000
--------------------------------------------------------------------------------
Numerator
Net loss                               $  (102,193)    (1,266,600)     (177,201)
Denominator
Weighted average number of common
  shares outstanding                     3,624,533      2,694,340    25,106,203
--------------------------------------------------------------------------------
Basic and diluted net loss per share   $     (0.03)         (0.47)        (0.01)
================================================================================

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As of August 31, 2002, the Company had Nil (2001: Nil, 2000: 50,000) stock options outstanding and 1,860,289 (2001: Nil, 2000: Nil) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been antidilutive.

Recent pronouncements:

Business combinations - In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 ("SFAS 141"), "Business Combinations", which eliminates the pooling method of accounting for business combinations initiated after June 30, 2001. In addition, SFAS 141 addresses the accounting for intangible assets and goodwill acquired in a business combination. This portion of SFAS 141 is effective for business combinations completed after June 30, 2001. The Company does not expect SFAS 141 will have a material impact on the Company's financial position or results of operations.

Goodwill and Intangible Assets - In July 2001, the FASB issued SFAS 142, "Goodwill and Intangible Assets", which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized and will be tested for impairment annually. SFAS 142 is effective for fiscal years beginning after December 15, 2001, with earlier adoption permitted. The Company does not expect SFAS 142 will have a material impact on the Company's financial position or results of operations.

Accounting for the impairment or disposal of long lived assets - In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long Lived Assets", which retains, in general, the requirements of SFAS 144 and addresses significant implementation issues. The provisions of SFAS 144 are in effect for financial statements issued for fiscal years beginning after December 15, 2001 and generally, are to be applied prospectively. The Company is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position.

Tournigan Gold Corporation

NOTES TO FINANCIAL STATEMENTS


Years ended August 31, 2002, 2001 and 2000         Expressed in Canadian dollars


11.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)
--------------------------------------------------------------------------------

Reporting gains or losses from extinguishment of debt - On May 7, 2002, the FASB issued SFAS 145, which rescinded SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt", SFAS 44, "Accounting for Intangible Assets of Motor Carriers", and SFAS 64, "Extinguishment of Debt Made to Satisfying Sinking-Fund Requirements", and amended SFAS 13, "Accounting for Leases". The provisions are effective for fiscal years beginning after May 15, 2002. The Company does not expect that the implementation of these guidelines will have a material impact on its financial position or results of operations.

Accounting for costs associated with exit or disposal activities - On July 30, 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions are effective for exit or disposal activities that are initiated after December 31, 2002.
Item 1.

Item 18. Financial Statements

     Not applicable

Item 19. Exhibits

Exhibit No.         Description
-----------         -----------
1.1                 Articles of Incorporation

1.2                 Bylaws

4.1 Option Agreement dated February 5, 2003 between the Registrant and Strongbow Resources Inc. concerning the Curraghinalt property

4.2 Option Agreement dated February 5, 2003 between the Registrant and Strongbow Resources Inc. concerning the Tyrone property

4.3 On August 24, 2002, the Company entered into a Memorandum of Understanding dated August 24, 2002 between the Registrant and Brett Resources Inc. concerning the El Potosi project, and a 60% interest in the Cerro Pedernal project, both of which are in El Salvador.

4.4 Loan Agreement dated July 8, 2003 between the Registrant and Quest Capital Corp

4.5 Share Purchase Agreement dated July 10, 2003 between and among the Registrant, Argosy Minerals Inc. and Argosy Mining Corp. to purchase Kremnica Gold a.s.

8.1                 List of Subsidiaries



                                   SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on this Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                         TOURNIGAN GOLD CORPORATION


Date: November 25, 2003                  By: /s/ Damien E. Reynolds
-------------------------------          --------------------------------------
                                         Damien E. Reynolds
                                         President and Chief Executive Officer


                                       57